Exhibit 99.1

Wi-LAN Inc.
2011 First Quarter
Unaudited Interim Consolidated
Financial Results

Interim Report

4	Management’s Discussion and Analysis (MD&A)
44	Financial Statements
49	Notes to Financial Statements

2011 First Quarter Financial Results	3

Management’s Discussion and Analysis (“MD&A”) of
Financial Condition and Results of Operations

For the Three Month Periods ended March 31, 2011 and 2010

June 3, 2011

2011 First Quarter Financial Results	4

INTRODUCTION

This Management’s Discussion and Analysis (this “MD&A”) is dated June 3, 2011. It should be read in conjunction with the unaudited consolidated financial statements and notes thereto for Wi-LAN Inc. for the three months ended March 31, 2011 (the “Financial Statements”). References in this MD&A to “WiLAN,” “our company,” “we,” “us” and “our” refer to Wi-LAN Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise. The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP” or “GAAP”) and applicable United States Securities and Exchange Commission (“SEC”) regulations for interim financial information. These Financial Statements do not include all of the information and notes required by U.S. GAAP for complete financial statements. Accordingly, this MD&A should be read in conjunction with our audited financial statements and notes for the year ended December 31, 2010, as amended on April 27, 2011 (as so amended, the “Audited Financial Statements”) and the related management’s discussion and analysis of financial condition and results of operations for our fiscal year ended December 31, 2010 dated March 1, 2011 (the “Annual MD&A”), each as filed with the Canadian securities regulators on SEDAR and with the SEC in our registration statement on Form 40-F on EDGAR.

Effective January 1, 2011, we changed our primary basis of accounting to U.S. GAAP from Canadian generally accepted accounting principles (“CDN GAAP”). We made the change to U.S. GAAP as a result of our listing on the NASDAQ Global Select Market and to facilitate comparisons with our industry peers, all of whom are listed in the United States and file their financial statements prepared in accordance with U.S. GAAP. Previously, we prepared our interim and audited financial statements in accordance with CDN GAAP and, with respect to our fiscal year ended December 31, 2010, included a reconciliation to U.S. GAAP in Note 19 to the Audited Financial Statements.

Effective January 1, 2011, we determined that our functional currency had changed from the Canadian dollar to the U.S. dollar as a result of the signing of significant license agreements in the first quarter and the listing of the Company’s shares on NASDAQ subsequently. Concurrent with this change in functional currency, we adopted the U.S. dollar as our reporting currency. For presentation purposes, this change was effected for prior periods using the current rate method as follows: assets and liabilities were translated into U.S. dollars at the prevailing exchange rates at each balance sheet date; revenues and expenses were translated at the average exchange rates prevailing during each reporting period; and equity transactions were translated at the prevailing historical exchange rate at each transaction date. Adjustments resulting from the translations are included in the cumulative translation adjustments in shareholders’ equity and totaled $16,225 at March 31, 2011 and $26,055 at December 31, 2010.

Unless otherwise indicated, all financial information in this MD&A is reported in thousands of U.S. dollars (“USD”), with the exception of share and earnings per share data which is reported in number of shares and U.S. dollars respectively. The tables and charts included in this document form an integral part of this MD&A.

We prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the three month period ended March 31, 2011 and up to and including June 3, 2011.  Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and our annual information form for the year ended December 31, 2010, is available on-line at www.sedar.com and also on our website at www.WiLAN.com.  Our registration statement on Form 40-F can be found on the SEC’s EDGAR website at www.sec.gov.

Our management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by us, is complete and reliable. These procedures include the review and approval of our financial statements and associated information, including this MD&A, first by our management’s Disclosure Committee, then by our Board of Directors’ Audit Committee (the “Audit Committee”) and, finally, by our Board of Directors as a whole (the “Board”).

2011 First Quarter Financial Results	5

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States and Canadian securities laws, including such statements relating to:

•	assumptions and expectations described in our critical accounting policies and estimates;

•	our expectation regarding the adoption and impact of certain accounting pronouncements;

•	our expectation regarding the growth rates of licensees’ businesses and the expected revenues to be collected from such licensees;

•	our expectations with respect to revenues to be recorded as a consequence of license agreements with fixed periodic payment structures;

•	our expectations with respect to the timing and amounts of any settlement agreements that may be entered into with respect to any of our litigation matters;

•	our expectations with respect to our ability to sign new licenses and to sign renewal agreements with existing licensees;

•	our estimates regarding our effective tax rate;

•	our expectations with respect to the sufficiency of our financial resources; and

•
our expectations regarding continued expansion of our patent portfolio through the acquisition of patents from third parties and from the development of new inventions or our entry into licensing relationships with third parties.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan”, “continue”, “anticipate”, “project” or the negative of these words or other variations on these words, comparable terms and similar expressions are intended to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are based on estimates and assumptions made by us in light of our experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.
We provide forward-looking statements and forward-looking information to assist external stakeholders in understanding our management’s expectations and plans relating to the future as of the date of this MD&A and such statements and information may not be appropriate for any other purposes. The forward-looking statements and forward-looking information in this MD&A are made as of the date of this MD&A only. We have no intention and undertake no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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RISKS AND UNCERTAINTIES

Many factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in this MD&A:

•	certain of our patents may be found to be invalid, unenforceable and/or not infringed by any specific third party;

•	we may be required to establish the enforceability of our patents in court in order to obtain material licensing revenues;

•	certain of our patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents;

•	licensing our patents can take an extremely long time and may be subject to variable cycles;

•	we are currently reliant on licensees paying royalties under existing licensing agreements and on the additional licensing of our patent portfolio to generate future revenues and increased cash flows;

•	reduced spending by consumers due to the uncertainty of economic and geopolitical conditions may negatively affect us;

•	changes in patent or other applicable laws or in the interpretation or application of those laws could materially adversely affect us;

•	fluctuations in foreign exchange rates impact and may continue to impact our revenues and operating expenses, potentially adversely affecting financial results;

•	we will need to acquire or develop new patents to continue and grow our business;

•	we may not be able to compete effectively against others to acquire patent assets – any failure to compete effectively could harm our business and results of operations;

•	we have made and may make future acquisitions of technologies or businesses which could materially adversely affect us;

•	our acquisitions of patents are time consuming, complex and costly, which could adversely affect our operating results;

•	our quarterly revenue and operating results can be difficult to predict and can fluctuate substantially;

•	we may require investment to translate our intellectual property position into sustainable profit in the market;

•	the generation of future V-Chip revenues and the likelihood of our signing additional V-Chip licenses could be negatively impacted by changes in government regulation;

•	there can be no assurance as to the payment of future dividends;

•	our ability to recruit and retain management and other qualified personnel is crucial to our ability to develop, market and license our patented technologies;

2011 First Quarter Financial Results	7

•	the trading price of our common shares has been, and may continue to be, subject to large fluctuations;

•
as a foreign private issuer, we are subject to different United States securities laws and rules than a domestic United States issuer, which may limit the information publicly available to our shareholders;

•	we may lose our United States “foreign private issuer” status in the future, which could result in significant additional costs and expenses to us;

•	the financial reporting obligations of being a public company in the United States are expensive and time consuming, and place significant additional demands on our management;

•	an investor may be unable to bring actions or enforce judgments against us and certain of our directors and officers;

•	our actual financial results may vary from our publicly disclosed forecasts;

•	we believe that we are not currently a passive foreign investment company for United States federal income tax purposes, but this factual determination is made annually and could change in the future;

•	the acquisition of, investment in and disposition of our common shares has tax consequences;

•
substantial future sales of our common shares by existing shareholders, or the perception that such sales may occur, could cause the market price of our common shares to decline, even if our business is doing well;

•	we may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to us;

•
our management has broad discretion over the use of the net proceeds from our recent bought deal financings and will have broad discretion over the use of proceeds from any financing we may complete in the future – if we do not use the proceeds effectively to develop and grow our business, an investment in our common shares could suffer;

•	certain Canadian laws could delay or deter a change of control; and

•	our authorized capital permits our directors to issue preferred shares which may prevent a takeover by a third party.

These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements and forward-looking information.

NON-GAAP DISCLOSURE

We use the term “adjusted earnings” to reference earnings from continuing operations before stock-based compensation expense, depreciation & amortization expense, unrealized foreign exchange gains or losses, restructuring and other one-time charges and provision for income taxes. We report adjusted earnings in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. ADJUSTED EARNINGS IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER U.S. GAAP. It does not have any standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similarly titled measures used by other companies. ADJUSTED EARNINGS SHOULD NOT BE INTERPRETED AS AN ALTERNATIVE TO NET EARNINGS AND CASH FLOWS FROM OPERATIONS AS DETERMINED IN ACCORDANCE WITH U.S. GAAP OR AS A MEASURE OF LIQUIDITY.

2011 First Quarter Financial Results	8

In addition, we use the term “Adjusted Free Cash Flow”, a non-GAAP financial measure, to represent an indication of our capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures, and adds back amounts expended on various share repurchase programs. We believe this is a representative measure of the cash flows generated, after normal capital expenditure programs that are available for investment in growth or return to our shareholders.  THIS TERM DOES NOT NECESSARILY REPRESENT THE CASH FLOW IN THE PERIOD AVAILABLE FOR US TO USE AT OUR DISCRETION, WHICH MAY BE AFFECTED BY OTHER SOURCES AND NON-DISCRETIONARY USES OF CASH.

CORE BUSINESS AND STRATEGY

In mid-2006, we re-focused our business on technology innovation and licensing.  At that time, we had twenty patents which included certain patents we believed could be used in a licensing program.  In launching the new form of business, a key strategy was to strengthen the patent portfolio to sustain long term revenue opportunities and associated growth.

Over the past four years, we have grown our full time regular staff from 1 to 43, increased our patent portfolio from twenty patents to more than thirteen hundred patents, signed more than 250 companies to licenses, and grown our annual revenues from just over $2 million to approximately $49 million in our 2010 fiscal year representing a compound annual growth rate of more than 100%. As a result of the increase in the breadth and depth of our patent portfolio, we now believe we have more than 40 separate key patent families available to license.  We define a patent family in this context as a patent or family of patents that we have mapped to a particular product or industry standard.

During the first quarter of fiscal 2011, we signed license agreements with a number of large semiconductor companies and several specific product vendors.  These actions resulted in the dismissal of four of our significant litigations.  We believe these license agreements will, over the next several years, generate significant revenues and the dismissal of these actions will assist in lowering our overall litigation expenses for the foreseeable future.

Our principal source of revenue is from licensing our own patent portfolio and licensing portfolios on behalf of third-party patent holders. We plan to build upon our significant base of signed license agreements and increase our licensing opportunities by growing our patent portfolio with a combination of technology innovation through internal research and development, patent acquisitions, licensing relationships with patent holders, and corporate mergers and acquisitions.

We have licensed patents to companies that sell products utilizing Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Mesh, multi-mode wireless, Bluetooth and V-Chip technologies.

Generally, our licensing agreements take into consideration rights to license the patents covered and past infringement. Revenues may be lump-sum settlements for licensing rights and/or past infringement, fixed-price agreements that are paid over a specified period of time or running royalties based on a price per-unit and/or a percentage of product sales or service revenues enjoyed by licensees. Settlement of license agreements is generally made in cash, although we have in the past and may in the future settle license agreements with a combination of cash and in-kind patents. We may consider in-kind patents if the patents fit our value proposition and strategic objectives.

Royalty rates and the consideration for a license may vary significantly with different licensees since there are many factors that may make differing terms appropriate. Factors that may affect our royalty rates include: the clarity of the reads of patent claims on the products of the prospective licensee; the significance of the patented invention to the performance of such products; the strength of prior art that could invalidate the patents; the profitability of the products in question; the propensity of the prospective licensee to resist taking a license or to litigate; the number of patents that are applicable; the volume of products that infringe; the geographies into which infringing products are manufactured and sold; the prospective licensee’s future sales plans; and the prospective licensee’s financial status.

2011 First Quarter Financial Results	9

Notwithstanding early success in many areas, the United States and foreign environment for patent licensing companies such as ours has become increasingly difficult during the past several years due to developments in United States and foreign judicial decisions. In this more difficult licensing environment, we will continue to adapt and evolve to achieve success. Recent examples of our evolution include the hiring of highly qualified specialists and subject matter experts in the applicable technologies, acquisition of patents that have strengthened our patent portfolio and multiple financing deals that have significantly strengthened our financial position. As well, we have recently signed significant license agreements with large industry leaders. We believe these recent accomplishments have established a strong foundation for our future operations and growth.

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KEY STRATEGIC INITIATIVES

Technology Innovation
Building on our history of technology innovation which directly contributed to the commercialization of broadband wireless products more than a decade ago, we continue to engage in research and development (“R&D”) activities.

Our internal R&D efforts seek to generate new inventions in next generation communications technologies and to identify new technology/commercial product opportunities. With the goal of growing and strengthening our intellectual property portfolio, this technology innovation complements our ongoing activities to jointly license or acquire appropriate technology.

Licensing Capability Growth
Our licensing activities are carried out by a dedicated team of professionals including licensing executives and technical experts. The centralization of licensing activities allows us to license any portion of our patent portfolio, thereby achieving maximum value for our intellectual property. Growth of the team capability and expertise in technology, legal and patent domains will be managed on an ongoing basis taking into account our financial and operating performance.

Licensing Process Execution
We believe our licensing program has delivered significant results. To date, more than 250 companies have licensed our patented technologies including companies such as ASUSTeK Computer Inc., Atheros Communications, Inc. (“Atheros”), Broadcom Corporation  (“Broadcom”), CSR plc (“CSR”), Fujitsu Microelectronics America, Inc. and its affiliates [“Fujitsu”], Hon Hai Precision Co., Ltd., Infineon Technologies AG (“Infineon”), Intel Corporation (“Intel”), LG Electronics, Inc. (“LG”), Marvell Semiconductor, Inc. (“Marvell”), Motorola Mobility Holdings, Inc., Motorola Solutions, Inc., NEC Corporation, Nikon Corporation, Nokia Corporation (“Nokia”), Panasonic Corporation., Research In Motion Limited, Samsung Electronics Co., Ltd. and Sharp Corporation.

Complementing our determination to reach license agreements through negotiation is our resolve to receive fair compensation for the use of our patented technologies. We are prepared to take all necessary steps, including investing in litigation, to ensure we receive fair value for the use of our patented technologies. We have launched several litigations and have responded to several actions filed against us, all in the areas of patent infringement.  Although we cannot anticipate how any litigation will affect ongoing settlement discussions, we believe it is likely that settlement discussions with parties named in a legal action will continue and some parties may be inclined to take licenses.

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KEY PERFORMANCE DRIVERS

Markets
Our licensing performance is driven by our ability to license the technologies covered by our patents.

We expect to continue to generate virtually all of our revenues from licensing our patent portfolio and other technologies. We currently have a portfolio of more than 1,300 patents, including issued and pending patents and foreign equivalents, many of which we have licensed to companies that sell products that utilize the following technologies: Wi-Fi; CDMA; WiMAX; LTE; ADSL; DOCSIS; Bluetooth; and V-Chip.

The Institute of Electrical and Electronics Engineers, Inc. (the “IEEE”) is a professional organization that sets standards for many types of electronic equipment. As an example, for the Wi-Fi market, the IEEE has issued standards 802.11 a, b, g and n regarding the operation of that equipment. Similarly, IEEE standards 802.16 d and e define operations standards for WiMAX equipment.

Wi-Fi is a wireless technology standard that permits enabled devices to connect to the Internet through a wireless network, all based on IEEE 802.11 a, b, g or n protocols. Many consumer devices including personal computers, routers, gaming devices and peripheral devices rely on Wi-Fi protocols to connect to the Internet.

CDMA is one of the two main cellular technologies that most cellular phone systems currently utilize and has a very strong position in the North American market and in many Asian and Caribbean nations. UMTS (Universal Mobile Telecommunications System) technology and its HSPA (High-Speed Packet Access) evolution, which are both CDMA-based, is the other main technology currently used in cellular phones.

WiMAX, based on IEEE 802.16 standards, is a framework for wireless communication that permits high-throughput broadband connections over long distances. WiMAX can be used for a variety of wireless applications including high-speed connectivity for computers and cellular phones.

LTE is a high performance air interface for cellular mobile communications systems and is competing with WiMAX for adoption by many wireless service providers worldwide as the next evolution in cellular phone technology. With the increase in “smart phone” penetration rates and the desire to share in the roaming revenues of out-of-network cellular phone users, many wireless service providers are working to move to a common air interface standard to promote interoperability.

ADSL is the most common method of providing high-speed Internet access over conventional telephone wiring, currently representing about two-thirds of the global market for broadband network access. We acquired US, Japanese and European ADSL and other telecommunications patent families from Nokia and Fujitsu.

DOCSIS is a standard that governs high-speed data transfer on cable networks and is used in most cable modem deployments in North America to provide high-speed Internet access, and in many digital set-top boxes to enable pay-per-view and on-demand television viewing features.

Bluetooth is a wireless protocol for exchanging data over short distances between fixed and mobile devices that provides a way to connect and exchange information between devices such as mobile phones, laptop computers, digital cameras and other electronics equipment.

V-Chip technology permits television receivers to block programming based on ratings carried with the broadcast signal as detected by a television receiver that has been programmed by parents who wish to manage their children’s television viewing. V-Chip technology has been mandated by the US Federal Communications Commission to be included in all devices capable of receiving a television signal other than televisions having a screen size of thirteen inches or less.

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We continue to evaluate all of the patents in our portfolio to determine whether they may be applicable to other technology and product areas.

The Wi-Fi, CDMA, WiMAX, LTE, ADSL, DOCSIS, Bluetooth and V-Chip markets with respect to which we have licensed many of our patents to date are large, multi-million or multi-billion dollar markets. Independent estimates of the size of the markets, based on the equipment-level sales in the calendar years noted, are as follows:
•
Wi-Fi – 2011 North American sales of approximately 91 million notebook, netbook and tablet computers, $3.4 billion in worldwide Wi-Fi network infrastructure, and growing to include mobile handsets, portable media players, televisions, Blue-ray disc players, etc. (sources: DisplaySearch; Dell’Oro);

•	US CDMA – 2011 mobile CDMA and WCDMA handset sales of approximately 118 million units and base station sales of approximately $7.4 billion (sources: Strategy Analytics; Dell’Oro);

•	WiMAX – worldwide sales over $1.4 billion in 2011 and expected to grow at a compound annual growth rate of 11% from 2011 to 2015 (source: Dell’Oro);

•	LTE – infrastructure sales of over $7.7 billion expected for 2015, a 86% compounded annual growth rate over the USD$351 million in 2010 sales (source: Dell’Oro);

•	ADSL – ADSL equipment sales are expected to average over $4 billion annually for the next two years, with the subscriber base growing 8% over that period (sources: Dell’Oro);

•	DOCSIS – US sales of approximately 14 million cable modems and $625 million in cable modem termination systems sales in 2011 (source: Dell’Oro);

•
Bluetooth – worldwide Bluetooth semiconductor revenue going from $1.7 billion in 2007 to $3.3 billion by 2012, with approximately 70% of all mobile handsets having Bluetooth functionality by 2012 (source: IDC); and

•	V-Chip – sales of approximately 45.8 million digital televisions in North America in 2011, a growth rate of 4.1% over the previous year (source: DisplaySearch.com).

2011 First Quarter Financial Results	13

Financial Condition
Our financial strength, measured in terms of maintaining a solid balance sheet with strong cash reserves, is a critical element in our ability to execute on our strategy of signing patent licensing agreements.  Financial strength is also critical to facilitate strengthening our patent portfolio through patent acquisitions, entering into licensing relationships, generating patents on internally developed technology, and engaging in litigation when required.  In addition to our balance sheet, we consider our backlog of signed license agreements, measured in a weighted average life remaining term to be an important element of financial condition.  Based on the more than 250 licenses signed as of March 31, 2011 we believe our weighted average life remaining of signed licenses is more than six years.

Financial strength is important when we engage in litigation in order to enforce our intellectual property rights since litigation costs are often significant. We believe that maintaining a substantial cash reserve is an important factor in convincing companies to enter into agreements and avoid protracted litigation.  Further, companies that are inclined to enter litigation with us need to understand our ability and resolve to carry these litigations through to completion.

Professional and Systematic Approach to Patent Licensing
A professional and systematic approach to patent licensing is essential to achieve success. We have developed our approach over several years and that approach is founded in a strong understanding of patent law, detailed infringement determinations, and fair and reasonable licensing terms.  We believe that our internal technical resources, supported by a network of external advisors, are a fundamental element in a successful licensing program as discussions with potential licensees quickly address technical issues.  This approach has been very successful for us as we have signed more than 250 licensees since mid 2006.  We believe that this approach can be utilized for any new technology markets that we may choose to enter.

Technology Development
We have a rich history of technology development and continue to have an active R&D program.  Our in-house R&D focuses on the development of advanced technologies that may have licensing applications in the future.  By focusing on anticipating problems with the adoption of new technologies, and developing patented solutions to these problems, we can continue to expand our overall licensing programs.

CAPABILITY TO DELIVER RESULTS

We believe we are well positioned to deliver continued strong financial performance due to our strong and growing patent portfolio, professional and systematic approach to licensing intellectual property, management team, track record of signing patent license agreements, significant base of signed agreements and solid financial position.

Strength of Patent Portfolio and Ability to Derive Value from Patents
As a result of patent acquisitions, licensing relationships and internal technology development, our patent portfolio has continued to grow in numbers, technological diversity and breadth of geographic coverage. As of March 31, 2011, we owned title to or controlled more than 1,300 patents and applications as compared with more than 970 at the end of fiscal 2010. The geographic and technological diversity of our patent portfolio helps to ensure that we will be able to garner royalties applicable to worldwide product sales.

As noted elsewhere in this MD&A, the weighted average life remaining for our current license agreements is more than six years, meaning we expect to collect revenues from these agreements for, on average, an additional six years although not necessarily equally year to year.

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Patent Licensing Methodology
We have developed a methodology for our licensing programs that has yielded strong results since mid 2006 having generated cumulative revenues to the end of 2010 of more than $160,000.  When approaching a potential licensee, we present compelling reasons to enter into a license agreement with detailed infringement analysis along with a fair and reasonable license rate.  In many circumstances, we also present the potential licensee with a broad array of patents or families that may be applicable to the licensee thus increasing the risk of not signing a license.  If licensing discussions are stalled or abandoned, we may pursue the protection of our intellectual property through litigation. Without the willingness and capability to enforce patent rights through the courts, a licensing program may not gain credibility and traction in the market. We understand this dynamic and are prepared to use the court system to enforce our rights.

Patent Administration
Our licensing success depends on having a quality portfolio of patents that are not only technically valuable, but are properly filed and maintained in appropriate jurisdictions.  We devote a significant effort to the administration of our patent portfolio, ensuring any applications filed reflect the quality required in a licensing program.  We maintain a carefully balanced mix of internal and external patent administration resources to optimize patent quality.

Workforce and Management
We employ individuals with unique skill sets and proven abilities to conclude patent license agreements. This is important, since strong patents are only part of what is needed to derive substantial revenues from a patent portfolio. Having expertise in the relevant markets, in patent portfolio development, and in patent licensing and litigation are as critical as having good patents. Our reputation and expertise, together with our proven ability to negotiate license agreements and litigate, if necessary, all contribute significantly to our ability to deliver patent licensing results.

Financial Strength
A strong financial position is an important underpinning for our success. The Company maintained a cash, cash equivalents, and short-term investments balance throughout the year ending December 31, 2010 of more than $86,000.  Through that same period, we completed a bought deal financing providing $20,742 in funding, acquired patents with a value of $5,178, and returned $4,716 to shareholders through dividends.  We achieved these results while financing our current operations including our significant litigation investments. In the first quarter of 2011, we signed significant license agreements with major technology corporations which are expected to provide significant cash flows for several years and completed a bought deal financing with net cash proceeds of approximately $72,035.

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RESULTS AND OUTLOOK

Overall performance
This MD&A discusses our performance for the three (3) months ended March 31, 2011 and 2010.

	Three months ended March 31,2011		Three months ended March31, 2010
	$000's	%	$000's	%
	(unaudited)		(unaudited)
Revenues
Royalties	$26,345	100	$13,427	85
Brokerage	-	-	2,448	15
	26,345	100	15,875	100

Operating expenses
Patent licensing	860	3	2,132	13
Litigation	11,366	43	3,847	24
Research and development	1,289	5	871	5
General and administrative	2,258	9	1,710	11
Foreign exchange gain	(2,149)	(8)	(179)	(1)
Stock-based compensation	686	3	618	4
Depreciation & amortization	5,120	19	5,056	32
Total operating expenses	19,430	74	14,055	89
Investment income	317	1	159	1
Earnings before income taxes	7,232	27	1,979	12

Provision for income tax (recovery) expense
Current	1,007	4	835	5
Deferred	(13,574)	(52)	-	-
Provision for income tax (recovery) expense	(12,567)	(48)	835	5
Net earnings	$19,799	75	$1,144	7

Earnings per share
Basic	$0.17		$0.01
Diluted	$0.17		$0.01

Weighted average number of common shares
Basic	117,081,518		102,122,809
Diluted	119,875,722		103,603,458

2011 First Quarter Financial Results	16

•	Revenues for the three months ended March 31, 2011 were $26,345 representing an increase of $10,470 or 66% over the three months ended March 31, 2010;
•	Operating expenses for the three months ended March 31, 2011 were $19,430 which represents an increase of $5,375 or 38% as compared to $14,055 for the three months ended March 31, 2010;
•
Net earnings was $19,799 or $.17 per basic and diluted share for the three months ended March 31, 2011 as compared to $1,144 or $0.01 per basic and diluted share for the  three months ended March 31, 2010.  Net earnings for the three month period ended March 31, 2011included benefits of $13,574 as a result of the reversal of our valuation allowance related to the Company’s deferred tax assets.

The table below reconciles the net earnings to the adjusted earnings we have reported.

	Three months ended
	March 31, 2011	March 31, 2010
	$000's	$000's

Net earnings	$19,799	$1,144

Adjusted for:
Unrealized foreign exchange gain	-	(173)
Depreciation and amortization	5,120	5,056
Stock-based compensation	686	618
Provision for (recovery of) income tax expense	(12,567)	835
Adjusted earnings	$13,038	$7,480

The adjusted earnings for the three months ended March 31, 2011 was $13,038 as compared to $7,480 for the comparable period in 2010.  The increase in adjusted earnings for the three months ended March 31, 2011 is primarily attributable to the increase in revenue partially offset by an increase in litigation expenses.

Revenues
Revenues for the three months ended March 31, 2011 amounted to $26,345 representing an increase of $10,460 or 66% over the three months ended March 31, 2010.

	Three months ended
	March 31, 2011	March 31, 2010
	$000's	$000's

Revenues	$26,345	$15,875
Increase from comparative period	66%

Our revenues are derived from four principal sources: (i) running royalty agreements pursuant to which licensees pay us royalties based on either a percentage of the net selling price of licensed products or a fixed fee per licensed product sold; (ii) fixed fee royalties consisting of a set quarterly or annual amount for all licensed products sold by licensees; (iii) one-time lump sum fees to cover the sale of all licensed products by a particular licensee, subject to certain limitations; or (iv) the outright sale of patents providing the acquirer exclusive rights to the technology (“Brokerage”).  License agreements are generally for a five to eight year period but can be significantly longer. We consider revenue to be earned when we have persuasive evidence of an arrangement, all obligations that we need to perform have been fulfilled in accordance with the terms of the license agreement, including delivery and acceptance, the revenue amount is reasonably determinable and collection is reasonably assured.

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Revenues can vary significantly from quarter to quarter depending upon the type of royalty arrangement with licensees, the timing of royalty reporting by licensees, the cyclical nature of licensees’ markets and fluctuations in foreign currency and other factors. Revenues are subject to fluctuation based on individual licensees’ growth and success rates in their respective markets, the impact of seasonality and other market factors on their respective businesses and other factors outside of our control. The impact of these factors may become less significant in the future given the significant license agreements signed subsequent to fiscal 2010. See “Risk Factors” below for more detailed information.

Revenue is comprised as follows:

	Three months ended
	March 31, 2011	March 31, 2010
	%	%

Royalties	100%	85%
Brokerage	0%	15%
	100%	100%

Two licensees each accounted for more than 10% of revenues from royalties for the three month period ended March 31, 2011, whereas three licensees each accounted for more than 10% of revenues from royalties for the three month period ended March 31, 2010.  For the three month period ended March 31, 2011, the top ten licensees accounted for 85% of revenues from royalties, whereas in the comparable period last year the top ten licensees accounted for 89% of revenues from royalties.

One customer accounted for 100% of the revenues from Brokerage for the three month period ended March 31, 2010 pursuant to the sale of certain wireless patents. We may sell patents from our portfolio when we believe the revenue from an outright sale of patents is greater than that from licensing the patents.

Patent licensing expense
Patent licensing expense includes all costs associated with our patent licensing activities including any third-party royalty payments required under royalty arrangements, staff costs, and other costs incurred in conducting license negotiations.  We also include, as a patent licensing expense, any business development costs related to sourcing new patent portfolios or developing new strategic partnerships.

	Three months ended
	March 31, 2011	March 31, 2010
	$000's	$000's

Patent licensing	$860	$2,132
Percent of revenue	3%	13%
Decrease from comparative period	-60%

Patent licensing expenses for the three month period ended March 31, 2011 were $860 or 3% of revenues as compared to $2,132 or 13% of revenues for the same period last year.  The decrease in expenses over the comparative period is primarily attributable to the payment of commissions to third parties related to the brokerage revenue recorded in the prior period, and third party royalty payments related to royalty arrangements.  In general, patent licensing expenses are proportional to the breadth and depth of our licensing and patent brokerage programs; these expenses should be expected to increase as we add licensing and patent brokerage programs to our business operations.

2011 First Quarter Financial Results	18

Litigation expense
Our litigation expense, consists of all expenses related to the management and conduct of our litigation activities and include the costs of internal resources assigned to the litigation management function, external legal counsel and third party costs including those of expert witnesses and other service providers required during the course of the litigations.
	Three months ended
	March 31, 2011	March 31, 2010
	$000's	$000's

Litigation	$11,366	$3,847
Percent of revenue	43%	24%
Increase from comparative period	195%

For the three months ended March 31, 2011, litigation expenses amounted to $11,366 representing an increase of 195% as compared to the three months ended March 31, 2010.  For the fourth quarter of 2010, litigation expenses amounted to $11,883 so, on a sequential basis, litigation expenses declined slightly.  This increase in expenses year over year is related to the level of activities in our patent enforcement actions in Texas, the action in New York and other litigation matters all more fully discussed below. As a result of the various settlements we entered into during the first quarter of fiscal 2011, our litigation expenses are expected to decrease substantially for the full 2011 fiscal year excluding the impact of any success fees that may be payable during the year.

Our Texas patent enforcement actions accounted for approximately 87% of our litigation spending for the quarter ended March 31, 2011 and our New York action for approximately 7% of our litigation spending in that period.   Our Texas patent enforcement actions accounted for approximately 84% of our litigation spending in the three months ended March 31, 2010 and the New York action matter for nil during that same period.

In the course of our normal operations, we are subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, we have no reason to believe that the ultimate outcome of these matters would have a significant impact on our consolidated financial position.

As noted above, this MD&A should be read in conjunction with our Annual MD&A; since March 1, 2011, the following significant developments have occurred with respect to the legal proceedings disclosed in the Annual MD&A.

In certain of our patent infringement litigations, we have been represented by the law firm of McKool Smith (“McKools”). Pursuant to our engagement with McKools, in consideration for a discount on fees, we have agreed to pay McKools a success fee based on achieving certain minimum financial measures. Upon achieving these financial measures, McKools will be entitled to receive a small percentage of the proceeds actually received from these litigations up to a maximum of $28,000. Pursuant to the license agreements and settlements relating to these litigations signed to date, we expect to collect proceeds from these litigations over the next six years. Accordingly, the success fee will be paid over six years. To date, no amounts have been accrued with respect to the success fee as it is not yet estimable.

In October 2007, we initiated two patent infringement actions in the U.S. District Court for the Eastern District of Texas (the “EDTX Court”) related to Wi-Fi, CDMA and DSL technologies in laptops and wireless router equipment.  These litigations have been dismissed pursuant to license agreements signed with semiconductor vendors Atheros, Broadcom, CSR, Intel, Marvell, Ralink Technology Corporation and Realtek Semiconductor Corporation or agreements directly with specific product vendors.  The majority of the licensing obligations of the product vendors are covered by license agreements signed with their semiconductor suppliers.  In addition, our settlement with Intel has resulted in the dismissal of litigation involving WiMAX technologies filed by Intel in October 2008 in the U.S. District Court for the Northern District of California (the “NDCAL Court”).

2011 First Quarter Financial Results	19

In July 2008, we filed a complaint of patent infringement against a number of companies in the EDTX Court related to Wi-Fi and CDMA technologies in cellular handsets. We settled this action with the last remaining defendant, Personal Communication Devices, LLC (“PCD”), in April 2011 on confidential financial terms.  With the dismissal of PCD and license agreements previously announced with LG Electronics, Inc., Motorola Solutions, Inc., Motorola Mobility, Inc., Research In Motion Limited and UTStarcom Inc., this action has been dismissed.

On December 28, 2009, Calix Networks, Inc. (“Calix”) filed a complaint in the U.S. District Court for the Northern District of California for declaratory relief against us with respect to our 323 patent and our US patent number 6,763,019. On September 29, 2010, we filed an answer to the Calix complaint.  This action was settled by the parties in April 2011.

On January 10, 2010, we commenced an action against LG Electronics, Inc. and LG Electronics U.S.A., Inc. (collectively, “LGE”) in the U.S. District Court for the Southern District of New York (the “V-Chip Case”). We have claimed that LGE has breached its contract with us and infringed our US patent number 5,828,402 (the “402 patent”) with respect to televisions sold by LGE in the United States. We expect summary judgment motions to be scheduled and heard in the next few months, following which, the V-Chip Case may be scheduled for trial in late 2011.

On October 5, 2010, we filed claims against 11 major companies including Alcatel-Lucent USA Inc., Ericsson Inc., Sony Ericsson Mobile Communications (USA) Inc., HTC Corporation (“HTC”) and LGE in the U.S. District Court for the Eastern District of Texas.  We have claimed that these companies have infringed and continue to infringe our US patent numbers 6,088,326, 6,195,327, 6,222,819 and 6,381,211 by making and/or selling various products including wireless communications products that use technology derived from these patents which relate to the 3GPP standard. On December 23, 2010, we announced that we had settled all wireless patent litigation against LGE including this action. We expect that a schedule will be set in this action during June 2011. We are not represented by McKools in this action and therefore this case is not subject to the success fee as described above.

Research and development expense

	Three months ended
	March 31, 2011	March 31, 2010
	$000's	$000's

Research and development	$1,289	$871
Percent of revenue	5%	5%
Increase from comparative period	48%

We designed, developed and sold or licensed a variety of advanced digital wireless technologies, systems and products since our inception in the early 1990s until 2006. Over the course of our history, our strength has been our ability to explore emerging technologies, identify needs created by the development of advanced wireless systems and build technologies for those new requirements.  Today, we are focusing our R&D efforts on advanced wireless technologies and, in particular, on technologies applicable to the use of whitespace frequencies (those previously occupied by analog television broadcast signals) for broadband access and LTE base station applications.  These efforts have fostered inventions that form the basis of a number of new patent applications.  The costs associated with these efforts, principally staff costs and certain external consultants, are classified as R&D.

2011 First Quarter Financial Results	20

We also consider the expenses related to the management of our patent portfolio as R&D costs as they directly relate to our most important asset, our patents.  The management of our patent portfolio involves filing patent applications, prosecuting patent applications to obtain issued patents, documenting infringement, assessing validity of issued patents, conducting due diligence on patents and applications to be acquired and other general administrative tasks.   Many of these costs are directly related to the size and depth of our patent portfolio.

For the three months ended March 31, 2011, R&D expenses were $1,289 as compared to $871 for the three months ended March 31, 2010. The increase in spending for the three months ended March 31, 2011, is primarily attributable to the incremental level of staff employed in the two principal R&D initiatives noted above and increased costs associated with the size and breadth of our patent portfolio.

General and administrative expense

	Three months ended
	March 31, 2011	March 31,2010
	$000's	$000's

General and administrative	$2,258	$1,710
Percent of revenue	9%	11%
Increase from comparative period	32%

General and administrative (“G&A”) expenses represent the cost of corporate services including facilities, executive management, finance, corporate legal, human resources, office administration, communications and information technology and all costs associated with being a public company. For the three months ended March 31, 2011, these expenses amounted to $2,258 or 9% of revenues as compared to $1,710 or 11% of revenue for the three months ended March 31, 2010.  The increase in spending for the three months ended March 31, 2011 as compared to last year is primarily attributable to increased compensation expense.

Other than compensation tied to commissions, restricted share units (“RSUs”) and deferred share units (“DSUs”), our management does not expect these costs to increase substantially in the foreseeable future as all principal roles are presently staffed, facilities are sufficient and administrative activities for the three months ended March 31, 2011 are believed to be comparable to those expected in the foreseeable future.

Foreign exchange (gain) loss

	Three months ended
	March 31, 2011	March 31, 2010
	$000's	$000's

Foreign exchange gain	$(2,149)	$(179)
Percent of revenue	-8%	-1%
Increase from comparative period	1,101%

Our foreign exchange gain for the three months ended March 31, 2011 amounted to $2,149 as compared to $179 for the comparable period from 2010.  The gain results principally from the impact of an increase in the value of the Canadian dollar relative to the U.S. dollar throughout the reporting periods.   Throughout the reporting periods, we carried the majority of our cash reserves in Canadian dollars which resulted in significant realized foreign exchange gains.  We cannot accurately predict foreign exchange movements and as such, cannot accurately predict future gains and losses related to holding assets in other than United States denominations.  Accordingly, we now maintain approximately 50% of our cash reserves in U.S. dollars.

2011 First Quarter Financial Results	21

Stock-based compensation expense

	Three months ended
	March 31, 2011	March 31, 2010
	$000's	$000's

Stock-based compensation	$686	$618
Percent of revenue	3%	4%
Increase from comparative period	11%

Stock-based compensation expense relates to options granted under our share option plan.  We recorded an expense of $686 for the three months ended March 31, 2011 as compared to $618 for the three months ended March 31, 2010 representing an increase of $68 or 11%.

During the three months ended March 31, 2011, we issued 941,333 common shares pursuant to the exercise of options for proceeds totaling $2,106. During that same period, we granted 2,325,500 options under our share option plan, at an exercise price per option of CDN$5.52. These options have a six year life and vest over three years.  Also during that same period, 20,667 options were cancelled as they related to employees who left our employ during that period.

Depreciation and amortization expense

	Three months ended
	March 31, 2011	March 31, 2010
	$000's	$000's

Depreciation & amortization	$5,120	$5,056
Percent of revenue	19%	32%
Increase from comparative period	1%

Depreciation and amortization expense represents the charge related to acquired patents and capital equipment. We recorded $5,120 in depreciation and amortization for the three months ended March 31, 2011 as compared to $5,056 for the three months ended March 31, 2010.  The increase in absolute dollars is a result of the acquisitions we completed during fiscal 2010 and the first quarter of 2011.

A key element of our strategy involves acquiring additional patents or obtaining exclusive licensing arrangements through relationships with patent holders that may be accounted for as acquisitions.  Any further acquisitions will increase this depreciation and amortization expense from our current levels.  We have acquired $176,000 in patents since November 1, 2006.

2011 First Quarter Financial Results	22

Investment income
Our recorded investment income for the three months ended March 31, 2011 was $317 as compared to $159 for the comparable prior period.  The increase in investment income is attributable to increased cash position and increased yields available on our cash and short-term investments.

Income taxes

	Three months ended
	March 31, 2011	March 31, 2010
	$000's	$000's

Current income tax expense	$1,007	$835
Deferred tax (recovery) expense	(13,574)	-
Provision for (recovery of) income tax expense	$(12,567)	$835

Current expenses as a percent of revenue	4%	5%

Income tax recovery for the three months ended March 31, 2011 was $12,567 as compared to an income tax expense of $835 for the three months ended March 31, 2010. Income tax expense is recognized based on our management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the year ended December 31, 2010 was 31% and the three months ended March 31, 2011 was 28%.

As a result of signing significant license agreements in the first quarter and the related dismissal of our most costly litigations, we have determined that it is more likely than not that the majority of our deferred income tax assets will be realized. Accordingly, we have reversed a portion of the valuation allowance previously carried at December 31, 2010.  We assessed the probability that deferred income tax assets will be recovered from future taxable income, and whether a valuation allowance is required to reflect any uncertainty. There is a valuation allowance of $4,069 as at March 31, 2011 (December 31, 2010 - $18,962) with respect to capital losses and US net operating losses.  We will continue to evaluate our future income tax position quarterly and record any adjustment necessary in that period.

We claim R&D expenditures and related investment tax credits based on our interpretation of the applicable legislation in the Income Tax Act (Canada). These claims are subject to review by the Canada Revenue Agency. For the three months ended March 31, 2011, we recorded non-refundable investment tax credits earned in prior years of $5,884 as a deferred tax recovery.

The current income tax expense for the three months ended March 31, 2011 and 2010, consisted of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief. Withholding tax expense for the three months ended March 31, 2011 was 4.0% of revenue as compared to 5.0% of revenues for the three months ended March 31, 2010.

2011 First Quarter Financial Results	23

Summary of quarterly performance
Thousands of U.S. dollars except per share amounts	Three months ended March 31, 2011	Three months ended December 31, 2010	Three months ended September 30, 2010	Three months ended June 30, 2010	Three months ended March 31, 2010

Revenues	$26,345	$10,982	$10,790	$11,589	$15,875
Net earnings (loss)	$19,799	$(11,130)	$(6,020)	$(5,606)	$1,144

Net earnings (loss) per share
Basic	$0.17	$(0.11)	$(0.06)	$(0.05)	$0.01
Diluted	$0.17	$(0.11)	$(0.06)	$(0.05)	$0.01

Adjusted earnings (loss)	$13,038	$(4,818)	$901	$1,228	$7,480

Adjusted earnings (loss) per share
Basic	$0.11	$(0.05)	$0.01	$0.01	$0.07
Diluted	$0.11	$(0.05)	$0.01	$0.01	$0.07

Weighted average number of common shares
Basic	117,081,518	104,877,986	103,334,579	102,792,049	102,122,809
Diluted	119,875,722	104,877,986	103,334,579	102,792,049	103,603,458

Thousands of U.S. dollars except per share amounts	Two months ended December31, 2009	Three months ended October 31, 2009	Three months ended July 31, 2009	Three months ended April 30, 2009	Three months ended January 31, 2009

Revenues	$353	$8,496	$8,509	$8,047	$5,154
Net earnings (loss)	$(11,296)	$15,519	$(1,163)	$(826)	$(3,127)

Net earnings (loss) per share
Basic	$(0.11)	$0.15	$(0.01)	$(0.01)	$(0.03)
Diluted	$(0.11)	$0.15	$(0.01)	$(0.01)	$(0.03)

Adjusted earnings (loss)	$(7,543)	$1,836	$2,526	$2,965	$831

Adjusted earnings (loss) per share
Basic	$(0.08)	$0.03	$0.04	$0.04	$0.01
Diluted	$(0.08)	$0.03	$0.04	$0.04	$0.01

Weighted average number of common shares
Basic	101,854,048	101,777,058	94,375,558	92,837,506	92,993,318
Diluted	101,854,048	102,853,902	94,375,558	92,837,506	92,993,318

2011 First Quarter Financial Results	24

CAPITAL AND LIQUIDITY
Cash and cash equivalents, and short-term investments amounted to $192,885 at March 31, 2011 representing an increase of $83,278 from the $109,607 held at December 31, 2010.  We monitor “Adjusted Free Cash Flows” a non-GAAP financial measure, which is noted in the table below:

	Three months ended
	March 31, 2011	March 31, 2010
	$000's	$000's

Adjusted Free Cash Flow
Cash generated from operations	$10,990	$4,892
Purchase of furniture and equipment	(508)	(112)
Foreign exchange gain on cash held in foreign currency	633	-
	$11,115	$4,780

As discussed above, “Adjusted Free Cash Flow” represents an indication of our capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures, and adds back amounts expended on various share repurchase programs. We believe this is a representative measure of the cash flows we generate, after normal capital expenditure programs that are available for investment in growth or return to our shareholders.  It does not necessarily represent the cash flow in the period available for us to use at our discretion, which may be affected by other sources and non-discretionary uses of cash. In the three months ended March 31, 2011, we generated an “Adjusted Free Cash Flow” of $11,115 as compared to $4,780 for the comparable period last year.  The increase is principally attributable to an increase in net earnings.  For the three month period ended March 31, 2011, the Company acquired patents for cash consideration of $679 and returned $1,299 to shareholders in the form of dividends.

At March 31, 2011 we had working capital of $207,199 and patent finance obligations of $6,646 which relates to deferred payment terms on patents we acquired during the three months ended March 31, 2011.

We have a revolving credit facility available in the amount of CDN$8,000 or the equivalent in U.S. dollars for general corporate purposes and a further CDN$2,000 for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank's Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, receivables and present and future personal property. As at March 31, 2011, we had no borrowings under this facility.

We plan to use our cash resources to fund our operations and any litigation that might be required, and to purchase additional high quality patent portfolios and patent licensing businesses that are identified and fit our strategic direction.

Our ability to generate cash from operations going forward is based on collecting royalties under our signed licenses and additional licensing of our patent portfolio to companies around the world. It is difficult to predict the timing and nature of future licenses.

We plan to finance our cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing our patent portfolio and, if desirable based on market conditions, by selling common shares to the public.

OUTSTANDING COMMON SHARE DATA
We are authorized to issue an unlimited number of common shares, 6,350.9 special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series.  As at March 31, 2011, there were 122,064,308 common shares and no special or preferred shares issued and outstanding. We also maintain a Share Option Plan, an Employee Share Purchase Plan and a Deferred Stock Unit Plan.  Under all these plans, we can issue a maximum of 10% of our issued and outstanding common shares from time to time which was, as at March 31, 2011, 12,206,430 common shares combined.  As at March 31, 2011, we have 8,207,384 options outstanding and 71,809 DSUs outstanding.

2011 First Quarter Financial Results	25

FINANCIAL INSTRUMENTS
We are exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

Credit risk
Credit risk is the risk of financial loss to us if a licensee or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and forward foreign exchange contracts.

Our cash and cash equivalents, short-term investments and forward foreign exchange contracts consist primarily of deposit investments that are held only with Canadian chartered banks. Our management does not expect any counter-parties to fail to meet their obligations.

Our exposure to credit risk with our accounts receivable from licensees is influenced mainly by the individual characteristics of each licensee. Our licensees are currently, for the most part, manufacturers and distributors of telecommunications and consumer electronics products primarily located in the United States, Canada, Taiwan, Korea, Japan and China. Credit risk from accounts receivable encompasses the default risk of our licensees. We manage our exposure to credit risk by only working with companies we consider reputable. Prior to entering into license agreements with new licensees we assess the risk of default associated with the licensee. In addition, on an ongoing basis, we monitor the level of accounts receivable attributable to each licensee and the length of time taken for amounts to be settled and where necessary, take appropriate action to follow up on those balances considered overdue. We have had no significant bad debts for any periods presented.

We do not believe that there is significant credit risk arising from any of our licensees for which revenue has been recognized. If one of our major licensees is unable to settle amounts due, however, the impact on us could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amount. At March 31, 2011, three licensees accounted for 10% or more of total accounts receivable (December 31, 2010 – two).

2011 First Quarter Financial Results	26

Financial assets past due

The following table provides information regarding the aging and collectability of our accounts receivable balances as at March 31, 2011:

Not past due	$1,969
Past due 1-30 days	647
Past due 31-60 days	121
Past due 61-90 days	233
Over 91 days past due	31
Less allowance for doubtful accounts	(5)
Total accounts revievable	$2,996

The definition of items that are past due is determined by reference to terms agreed with individual licensees. As at the date of this report, June 3, 2011, approximately $638 of past due amounts have been collected. None of the amounts outstanding have been challenged by the respective licensees and we continue to conduct business with them on an ongoing basis. Accordingly, our management has no reason to believe that this balance is not fully collectable in the future.

We review financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the applicable licensee to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At March 31, 2011, we had a provision for doubtful accounts of $5 (December 31, 2010 - $5) which was made against accounts receivable where collection efforts to date have been unsuccessful.

Fair Values
We believe that the carrying values of our financial instruments approximate their fair values because of the short terms to maturity in the case of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable.  The financial liability related to the patent finance obligation was classified as a loan and recorded at inception using a discount rate of 4.75% which, due to its proximity to quarter-end, we consider to be the risk adjusted interest rate at March 31, 2011.  We do not have any financial assets that are required to be re-measured at fair value at each balance sheet date.

Market risk
Market risk is the risk to us that the fair value of future cash flows from our financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of our generating revenues in foreign currencies.

2011 First Quarter Financial Results	27

Interest rate risk
The only financial instruments that expose us to interest rate risk are our cash and cash equivalents and short-term investments. Our objective in managing our cash and cash equivalents and short-term investments is to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with our banks so that they earn interest. When placing amounts of cash and cash equivalents into short-term investments, we typically place investments with Canadian chartered banks and ensure that access to the amounts placed can be obtained on short-notice.

Currency risk
A significant amount of our revenues and operating expenses are denominated in U.S. dollars; however, a portion of our expenses are denominated in Canadian dollars. Because the Company reports its financial performance in U.S. dollars, our operating results are subject to changes in the exchange rate of the Canadian dollar relative to the U.S. dollar. Any decrease in the value of the Canadian dollar relative to the U.S. dollar has an unfavourable impact on Canadian dollar denominated revenues and a favourable impact on Canadian dollar denominated operating expenses. Recently, increases in the value of the Canadian dollar relative to the U.S. dollar have had a negative impact on our Canadian dollar denominated operating expenses. Approximately 50% of the Company’s cash and cash equivalents and short term investments are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar. The recent increases in the value of the Canadian dollar relative to the US dollar have had a positive impact on WiLAN’s Canadian dollar denominated cash and cash equivalents and short term investments.

We may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies. To the extent that we engage in risk management activities related to foreign exchange rates, we may be subject to credit risks associated with the counterparties with whom we contract.

Our objective in obtaining forward foreign exchange contracts is to manage our risk and exposure to currency rate fluctuations related primarily to future cash inflows and outflows of Canadian dollars and to secure our profitability on anticipated future cash flows. We do not use forward foreign exchange contracts for speculative or trading purposes.

CRITICAL ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION OF POLICIES, AND CRITICAL ESTIMATES
Our management is required to make judgments, assumptions and estimates in applying our accounting policies and practices which have a significant impact on our financial results. The preceding discussion outlines our significant accounting policies and practices adopted under U.S. GAAP involving the use of professional judgment and estimates that are critical to determining our financial results.

Revenue recognition
Application of the accounting principles related to the measurement and recognition of revenue requires us to make judgments and estimates. Revenue arrangements may be comprised of multiple elements. Judgment is required in determining the deliverables that exist in an arrangement and the nature of these deliverables. Revenue recognition requires the fee to be allocated to the elements of the arrangement on a relative fair value basis. Judgment and estimates are required when determining the relative fair value of elements utilizing standalone prices for similar deliverables where it exists or third party evidence of standalone price or internally generated estimates of standalone price. Revenue for elements of a license arrangement treated as a sale is recognized when delivered. Judgment is required in determining when delivery has occurred including assessing if significant obligations exist that must be completed and the timing of when the significant risks and rewards of ownership have been transferred.

2011 First Quarter Financial Results	28

Certain arrangements may contain extended payment terms. Judgment is required in determining if the payment terms impact the ability to recognize revenue due to concerns over collectability arising from credit risk or the risks of granting concessions.

Share-Based Payments
We have a Share Option Plan for our employees, officers, directors and consultants that we record at fair value. The fair value of our options is determined using the Black- Scholes option pricing model and judgments to estimate the term of our options, the volatility of our common shares and future dividends. In addition, judgment is required in estimating the amount of option awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our operating results could be materially impacted.

Investment Tax Credits
At March 31, 2011, we have approximately $5,951 (December 31, 2010 - $5,884) of non-refundable investment tax credits carried forward, relating primarily to past R&D. These credits can be applied against future income tax payables and are subject to a 20 year carry forward period. Judgment is required in determining the amount of unutilized investment tax credits to accrue. In assessing the potential utilization of investment tax credits, we have considered whether it is more likely than not that some portion or all of the unutilized investment tax credits will be realized based upon estimates of our anticipated income tax position in future periods. During the first quarter of 2011, we have recorded a deferred income tax recovery associated with our non-refundable investment tax credits of $5,951 as we have determined it is more likely than not that these credits will be utilized. We will continue to evaluate our future income tax position quarterly and record any adjustment necessary in that period.

Valuation of Deferred Income Tax Assets and Future Income Tax Expense (Recovery)
As at March 31, 2011, we had accumulated $18,890 of unused R&D expenditures for income tax purposes. These deductions are available without expiry to reduce future year’s taxable income. We also had approximately $64,744 of tax losses available for carry forward. As a result, as of March 31, 2011, we have a deferred income tax asset of $18,202 which has been fully booked in the first quarter. Judgment is required in determining the amounts of deferred income tax assets and liabilities and the related valuation allowance recorded against the net deferred income tax assets. In assessing the potential realization of deferred income tax assets, we have considered whether it is more likely than not that some portion or all of the deferred income tax assets will be realized. Our management assesses the probability that deferred income tax assets will be recovered from future taxable income, and whether a valuation allowance is required to reflect any uncertainty. We will continue to evaluate our future income tax position quarterly and record any adjustment necessary in that period.  As at March 31, 2011 we had a valuation allowance of $4,069 (December 31, 2010 - $14,616) with respect to capital losses and US net operating losses.

2011 First Quarter Financial Results	29

Current Income Tax Expense
On an ongoing basis, our management reviews the estimated current tax position and the use of accumulated tax deductions. Based on this review, we recognized a current income tax expense for the three months ended March 31, 2011 consisting of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief.

Patents and Other Intangibles
We have acquired patents, license agreements and other intangible assets directly, through business acquisitions or as full or partial settlement of licensing fees. In determining the fair value of these patents and other intangibles, we make estimates and judgments about the future income-producing capabilities of these assets and related future cash flows. We also make estimates about the useful lives of these assets based on assessment of the legal and economic lives of the patents and potential future licensing revenues achievable from our patent portfolio. Our patent portfolio as at March 31, 2011 is being amortized on a straight-line basis over the remaining useful lives of the patents which range from six to fourteen years. If our basis for assessing the useful lives of the intangibles and potential future licensing revenues achievable from our patent portfolio are adversely affected by future events or circumstances, we will record write-downs of patents, write-down of other intangible assets, or changes in the estimated useful lives of these assets, which would result in changes to amortization expense in the future. Such changes would not affect cash flows.

The carrying value of patents and other intangibles is reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. Impairments are determined by comparing the carrying value to the estimated undiscounted future cash flows to be generated by those assets. If this assessment indicates that the carrying value of the patents and other intangibles is not recoverable, the carrying value is then compared with the estimated fair value of the assets, and the carrying value is written down to the estimated fair value.  We have determined that there were no indications of possible impairment within the quarter.

Goodwill
Goodwill is subject to annual impairment tests or on a more frequent basis if events or conditions indicate that goodwill may be impaired. We will also test goodwill for impairment more frequently if events or circumstances warrant.

As a whole, we are considered one reporting unit. We estimate the value of our reporting unit based on market capitalization. If we determine that our carrying value exceeds our fair value, we would conduct the second step of the goodwill impairment test. The second step compares the implied fair value of the goodwill (determined as the excess fair value over the fair value assigned to our other assets and liabilities) to the carrying amount of goodwill.

At December 31, 2010 and 2009, the fair value of the reporting unit exceeded our carrying value.  Accordingly, we determined that goodwill was not impaired and no further testing was performed.  We have determined there were no indications of possible impairment within the quarter.

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Estimation uncertainty
Critical accounting policies and estimates utilized in the normal course of preparing our consolidated financial statements require the determination of future cash flows utilized in assessing net recoverable amounts and net realizable values; amortization; allowance for bad debt; legal contingency estimate; useful lives of property, equipment and intangible assets; valuation of intangibles; and measurement of deferred taxes. In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis where required.

These estimates have been applied in a manner consistent with that in the prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in these consolidated financial statements. The estimates are impacted by many factors, some of which are highly uncertain. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our consolidated financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operates changes.

Critical accounting estimates and accounting policies are reviewed annually or more often if needed, by the Audit Committee.

Adoption of accounting pronouncements
In 2009, the Emerging Issues Task Force (the “EITF”) reached final consensus under Accounting Standards Update (“ASU”) No. 2009-13 (Topic 605) on the guidance related to revenue arrangements with multiple deliverables. This guidance eliminates the residual method of allocating arrangement consideration in arrangement involving multiple deliverables. This guidance is effective for our revenue arrangements entered into or materially modified on or after January 1, 2011. We adopted this guidance in the first quarter of 2011 and the adoption of this new guidance did not have a material impact to our consolidated financial statements.

In 2010 the Emerging Issues Task Force (the “EITF”) issued ASU No. 2010-13 (Topic 718) to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity.  We adopted this guidance in the first quarter of 2011 and the adoption did not have a material impact to our consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES
In conformance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators, we have filed certificates signed by our Chairman & Chief Executive Officer and Chief Financial Officer that, among other things, deal with the matter of disclosure controls and procedures.

Our management has evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2011, and based on our evaluation has concluded that these are effective.

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The evaluation took into consideration our corporate disclosure policy and the functioning of our executive officers, Board and Board Committees. In addition, our evaluation covered our processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operate changes.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of our inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Our management evaluated, under the supervision of the Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at March 31, 2011. We based our evaluation on criteria established in “Internal Control over Financial Reporting – Guidance for Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on that evaluation, we have concluded that, as of March 31, 2011, our internal control over financial reporting is effective.

CHANGES IN INTERNAL CONTROLS
There have been no changes in our “internal control over financial reporting” that occurred during the three month period ended March 31, 2011 that have materially affected or are reasonable likely to materially affect the internal control over financial reporting.

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RISK FACTORS

Readers and investors in our common shares should carefully consider the following risks as well as the other information contained in our annual information form dated March 1, 2011, our management’s discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2010 and this MD&A. The following list of risk factors may not be exhaustive because we operate in a rapidly changing business and new risk factors emerge from time to time although we may not be able to predict any such new risk factors. In addition, we cannot assess the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those projected, may have a material adverse effect on our business or may cause the price of our common shares to decline.  Any of the matters described below could have a material adverse effect on our business, results of operations and financial condition, in which case the trading price of our common shares could decline and a purchaser of our common shares may lose all or part of their investment.

RISKS RELATED TO OUR BUSINESS

Certain of our patents may be found to be invalid, unenforceable and/or not infringed by any specific third party.

There can be no certainty as to the validity and/or enforceability of any of our patents and, even if any such patent is valid and enforceable, whether any specific third party infringes that patent.  Furthermore, even if any given patent is valid, enforceable and infringed by a specific third party, there can be no certainty as to whether we will be able to successfully license that patent to that third party at all or on terms favourable to us, or to successfully litigate against that third party.

We may be required to establish the enforceability of our patents in court in order to obtain material licensing revenues.

We have been and continue to be involved in a number of court actions against certain companies whom we consider to be infringing certain of our patents. We have been forced to defend the validity of certain of our patents against challenges from certain of these companies and we may be forced to do so again from time to time both in actions we have started and in actions started by other parties.  Such challenges to our patents involve complex factual and legal issues that may give rise to uncertainty as to the applicability, validity, scope and enforceability of a particular patent.  Litigation can be costly and time-consuming, outcomes are uncertain and involvement in intellectual property litigation could result in significant expense adversely affecting the licensing of the challenged patents and diverting our management’s efforts, whether or not such litigation is ultimately resolved in our favour.

Any failure by a court to confirm the applicability, enforceability and validity of any of our patents could materially adversely affect us.  Prolonged litigation could also delay our receipt of licensing revenues and deplete our financial resources.  It is difficult to predict the outcome of patent litigation at the trial level, in part because judges and juries may find complex patented technologies difficult to understand and, consequently, there is a higher rate of successful appeals in patent enforcement litigation than in other commercial litigation.  As such, there can be no assurance that any of our patents will be determined to be infringed by any party or will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others.

In addition, our patent enforcement actions have historically been exclusively prosecuted in United States federal courts. These United States federal courts also hear criminal cases which take priority over patent enforcement actions. As a result, it is difficult to predict the length of time it may take to complete any particular United States enforcement action. Moreover, our management believes that there may be a trend in increasing numbers of United States civil lawsuits and criminal proceedings before United States federal judges and, as a result, the risk of delays in our patent enforcement actions may have a greater affect on our business in the future unless this trend changes.

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Certain of our patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents.

Re-examination requests have been filed against certain of our patents in the United States Patent and Trademark Office (the “USPTO”) with respect to certain key claims at issue in one or more of our litigation proceedings. Under a re-examination proceeding and upon completion of the proceeding, the USPTO may leave a patent in its present form, narrow the scope of the patent, cancel some or all of the claims of the patent or permit new amended claims. Although we have responded to the USPTO’s actions in regard to each of these patents and we have the right to appeal any adverse rulings to the US Federal Court system, if any such adverse rulings are upheld on appeal and some or all of the claims of the key patents are cancelled, our business may be significantly harmed. In addition, defendants in our litigation proceedings may seek and may obtain orders to stay these proceedings based upon rejections of claims in the USPTO re-examinations and other courts could make findings adverse to our interests even if the USPTO actions are not final. If there is an adverse ruling in any re-examination proceeding relating to the validity or enforceability of any of our key patents, or if the USPTO limits the scope of the claims of any of our key patents, we could be prevented from enforcing or earning future revenues from these patents; the likelihood that companies will take new licenses or that current licensees will continue to pay under their existing licenses may be significantly reduced. We cannot predict the outcome of any of these proceedings or the myriad procedural and substantive motions in these proceedings. Furthermore, regardless of the merits of any re-examination, the continued maintenance of these administrative proceedings may result in substantial legal expenses and could divert our management’s time and attention away from other business operations.

Licensing our patents can take an extremely long time and may be subject to variable cycles.

Licensing our technologies is a long and complex process and may take months or even years.  Our management spends a substantial amount of time educating potential licensees about our patented technologies.  Because the acquisition of a license to our technologies often represents a substantial investment, potential licensees may take a considerable period of time to evaluate our technologies, to determine the size of their exposure to those technologies, and to obtain the necessary expenditure authorizations and financing required to license these technologies.  The process of entering into a licensing agreement typically involves lengthy negotiations and this process may be extended if the potential licensee is using or selling our technologies as part of a larger project or system.  Because many licensees do not pay up-front license fees and we cannot recognize related revenue until payments have been made, there may be significant delays of weeks or months between the time we license our technologies and the time the related revenue can be recognized.

In addition, we may spend a significant amount of time and money negotiating with a potential licensee that ultimately does not license our technologies.  Any delay in licensing our technologies could cause our operating results to vary significantly from any projected results.  Also, we may not be able to accurately predict sales by our licensees since they do not always provide information about the status of possible sales and other revenue opportunities with their customers.  Sales of products by licensees may also depend on the timing of the roll-out of their own products and systems.  We have no control over the timing of licensees’ roll-outs, and may not be informed of when these roll-outs will occur.  We have been, in the past, and may, in the future, be required to offer favourable terms to certain licensees.  In certain cases, if future licensees are granted better terms than were granted to certain earlier licensees, we may be required to adjust such earlier licensees’ terms downwards. To date there have been no such circumstances, but there can be no guarantee that such a situation may not occur in the future.

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Because of these factors and our limited revenue history, it is especially difficult to forecast our revenue and operating results.  Our inability to accurately predict the timing and magnitude of revenues could cause a number of problems, including: (i) expending significant management efforts and incurring substantial expenses in a particular period that do not translate into signed licensing agreements during that period or at all; and (ii) having difficulty meeting our cash flow requirements and obtaining credit because of delays in receiving payment for licenses. The challenges resulting from our lengthy and variable licensing cycle could impede our growth, harm our valuation and restrict our ability to take advantage of new opportunities.

We are currently reliant on licensees paying royalties under existing licensing agreements and on the additional licensing of our patent portfolio to generate future revenues and increased cash flows.

We are currently reliant on licensing our patent portfolio to generate revenues and cash flows.  Although we have a number of existing licensing arrangements, there is no assurance that we will continue to receive material revenues from these licensing agreements or that we will enter into additional licensing agreements with any other licensees. If we fail to enter into additional licensing arrangements, our business, operational results and financial condition could be materially adversely affected.

Reduced spending by consumers due to the uncertainty of economic and geopolitical conditions may negatively affect us.

Many of our licensees and their respective customers are directly affected by economic and geopolitical conditions affecting the broader world markets.  Current and future conditions in the domestic and global economies remain uncertain.  A slowdown in spending by our licensees and/or their respective customers, coupled with existing economic and geopolitical uncertainties globally and in the communications and consumer electronics markets, may create uncertainty for market demand and may affect our revenues.  It is difficult to estimate the level of growth for the economy as a whole and even more difficult to estimate growth in various parts of the economy, including the markets in which our licensees participate. Because all components of our budgeting and forecasting are dependent upon estimates of growth in the markets that our licensees serve and demand for their respective products and services, economic uncertainties make it difficult to estimate future revenues and expenditures.  Downturns in the economy or geopolitical uncertainties may cause end-users to reduce their budgets or reduce or cancel orders for products from our licensees which could have a material adverse impact on our business, operating results and financial condition.

Changes in patent or other applicable laws or in the interpretation or application of those laws could materially adversely affect us.

Our ability to earn licensing and other revenues is principally dependent on the strength of the rights conferred on us under patent laws.  Changes in patent or other applicable laws, regulations or rulings that impact the patent enforcement process or the rights of patent holders in Canada, the United States or elsewhere, or in the interpretation or application of those laws by the courts could materially adversely affect our business and financial condition. As examples, limitations on the ability to bring patent enforcement claims, limitations on potential liability for patent infringement, lower evidentiary standards for invalidating patents, increased difficulty for parties making patent assertions to obtain injunctions, reductions in the cost to resolve patent disputes and other similar developments could negatively affect our ability to assert our patent rights successfully, decrease the revenue associated with asserting or licensing our patent rights and increase the cost of bringing patent enforcement actions.  Any of these events could result in a material adverse effect to our business and operating results.

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Fluctuations in foreign exchange rates impact and may continue to impact our revenues and operating expenses, potentially adversely affecting financial results.

A significant amount of our revenues and operating expenses are denominated in U.S. dollars. Up to the period ended December 31, 2010, we reported our financial performance in Canadian dollars, but as of January 1, 2011, we have determined that our functional currency is the U.S. dollar and, as such, on a go-forward basis, we will report our financial performance in U.S. dollars. Our operating results are subject to changes in the exchange rate of the U.S. dollar relative to the Canadian dollar.  Any decrease in the value of the US dollar relative to the Canadian dollar will have an unfavourable impact on Canadian denominated operating expenses. We may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies.  To the extent that we engage in risk management activities related to foreign exchange rates, we may be subject to credit risks associated with the counterparties with whom we contract.

We will need to acquire or develop new patents to continue and grow our business.

All patents have a limited life and will generally expire twenty years after the date on which the application for the patent was filed.  In order to be successful in the long term, we will have to continue to acquire or develop additional patents or acquire rights to license new patents, however, there can be no assurance that we will be able to do so.  If we fail to acquire or develop additional patents or to acquire rights to license new patents, our business, operational results and financial condition may be materially adversely affected.

We may not be able to compete effectively against others to acquire patent assets. Any failure to compete effectively could harm our business and results of operations.

In the current intellectual property environment, we compete with numerous third parties to acquire valuable patent assets. Our competitors in the market for patent assets include both operating companies that practice the inventions claimed in such patents and other entities that seek to accumulate patent assets, including such patent licensing entities as Acacia Research, Altitude Capital Partners, Coller IP, Intellectual Ventures, Millennium Partners and Rembrandt IP Management and patent-buying consortiums such as RPX Corporation and Allied Security Trust. Many of our current or potential competitors may have longer operating histories, greater name recognition and significantly greater financial resources than we have. In addition, many of our competitors have complicated corporate structures that include a large number of subsidiaries, so it is difficult for us to know who the ultimate parent entity is and how much capital the related entities have available to acquire patent assets. We also face competition for patent assets from operating companies, including current or prospective licensees or defendants in our litigations that seek to acquire patent assets in connection with new or existing product and service offerings or for defensive tactics.

We expect to face more direct competition in the future from other established and emerging companies. Given the rapidly changing nature of the intellectual property industry, we have limited reliable insight into trends that may develop and affect our business and we may make errors in predicting and reacting to relevant business trends, making us unable to compete effectively against others.

We may not be able to maintain or improve our competitive position against our current or future competitors, and our failure to do so could seriously harm our business.

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We have made and may make future acquisitions of technologies or businesses which could materially adversely affect us.

We continually evaluate opportunities to acquire additional technologies or businesses.  Acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expense related to intangible assets acquired, any of which could materially adversely affect our financial condition and results of operations. In addition, acquired businesses may be experiencing operating losses, which may adversely affect our earnings. Acquisitions involve a number of risks, including difficulties in the assimilation of the acquired company’s operations and products, diversion of our management’s resources, uncertainties associated with operating in new markets and working with new customers, and the potential loss of the acquired company’s key employees.

Our acquisitions of patents are time consuming, complex and costly, which could adversely affect our operating results.

Our acquisitions of patents are time consuming, complex and costly to consummate. We use many different transaction structures in our acquisitions and the terms of the acquisition agreements are usually very heavily negotiated. Consequently, we often incur significant operating expenses during acquisition negotiations even where the acquisition is ultimately not consummated. Even if we successfully acquire patents, there is no guarantee that we will generate sufficient revenue related to those patents to offset related acquisition costs. Although we conduct confirmatory due diligence on patents we propose to acquire, we may acquire patents that are ultimately determined not to have been owned by the seller from whom we purchased them, to be invalid, unenforceable or to not be infringed; we may be required to spend significant resources to defend any such patents and our interests in them and, if we are not successful, we could lose part or all of our investment in those patents.

We may occasionally identify patents that are available at a higher price than we are prepared to spend with our own capital resources or that may be infringed in a very small market. In these circumstances, we may structure a transaction in which we partner with third parties to acquire those patents. Any such structures may be quite complex and we may incur significant costs to organize and negotiate such a structured acquisition that does not ultimately result in an acquisition of any patents, which costs could adversely affect our operating results.

Our quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

Our revenue is difficult to forecast, is likely to fluctuate significantly and may not be indicative of our future performance from quarter to quarter. In addition, our operating results may not follow any past trends. The factors affecting our revenue and results, many of which are outside of our control, include:

•
competitive conditions in our industry, including strategic initiatives by us, our licensees or our competitors, new products or services or the implementation and take-up of new standards, product or service announcements and changes in pricing policy by us or our licensees;

•	market acceptance of our patented technologies;

•	our ability to sign license agreements;

•	the discretionary nature of purchase and budget cycles of our licensees’ customers and changes in their budgets for, and timing of, purchases;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•
general weakening of the economy resulting in a decrease in the overall demand for products and services that infringe our patented technologies or otherwise affecting the capital investment levels of our current and prospective licensees;

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•	timing of product development and new product initiatives; and

•	the length and variability of the licensing cycles for our patented technologies.

Because our quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of payment of royalties could cause us to plan or budget inaccurately, and those variations could adversely affect our financial results. Delays or reductions in the amount royalty payments would adversely affect our business, results of operations and financial condition.

We may require investment to translate our intellectual property position into sustainable profit in the market.

Our future growth may depend on our ability to make the expenditures necessary to develop, market and license our patent portfolio and, if necessary, to enforce our patents.  There can be no assurance that we will be able to obtain additional financial resources that may be required to successfully compete in our markets on favourable commercial terms, or at all.  Failure to obtain such financing could result in the delay or abandonment of some or all of our plans for developing and licensing our patent portfolio or for commencing litigation, which could have a material adverse effect on our business and financial condition.

The generation of future V-Chip revenues and the likelihood of our signing additional V-Chip licenses could be negatively impacted by changes in government regulation.

The success of our V-Chip technology is substantially dependent on the establishment and maintenance by certain governments, including the US federal government, of requirements mandating the adoption of rating systems compatible with the V-Chip technology and the encoding of such ratings in television signals and other broadcast mediums.  The failure of such governments to establish or maintain such requirements or any decision to significantly modify them may have a material adverse effect on our business, financial condition, liquidity and operating results.

There can be no assurance as to the payment of future dividends.

On June 3, 2009, we announced that our Board had declared a cash dividend of CDN$0.0125 per common share payable on August 5, 2009 to holders of record of our common shares at the close of business on June 29, 2009. Similar dividends have been declared by our Board and paid each fiscal quarter since that date with the most recent such dividend declared in the amount of CDN$0.025 per common share on March 1, 2011, and paid on April 6, 2011 to holders of record of our common shares at the close of business on March 15, 2011. Future dividend payments will be subject to an ongoing evaluation and approval by our Board on a quarterly basis. The decision as to the amount and timing of future dividends, if any, will be made by our Board in light of our financial condition, capital requirements and growth plans, as well as other factors our Board may deem relevant, and there can be no assurance as to whether any such future dividends will be declared or, if declared, as to the amount and timing of the payment of any such future dividends.

Our ability to recruit and retain management and other qualified personnel is crucial to our ability to develop, market and license our patented technologies.

We depend on the services of our key technical, licensing and management personnel. The loss of any of these key persons could have a material adverse effect on our business, results of operations and financial condition. Our success is also highly dependent on our continuing ability to identify, hire, train, motivate and retain highly qualified technical, licensing and management personnel. Competition for such personnel can be intense, and we cannot provide assurance that we will be able to attract or retain highly qualified technical, licensing and management personnel in the future. Stock options comprise a significant component of our compensation of key employees, and if our Common Share price declines, it may be difficult to recruit and retain such individuals. In addition, pursuant to the rules of the Toronto Stock Exchange (the “TSX”), our unallocated options require periodic approval from shareholders in order to continue to be available for grant under our Share Option Plan. TSX rules and/or the size of our option pool may limit our ability to use equity incentives as a means to recruit and retain key employees. Our inability to attract and retain the necessary technical, licensing and management personnel may adversely affect our future growth and profitability. It may be necessary for us to increase the level of compensation paid to existing or new employees to a degree that our operating expenses could be materially increased. We do not currently maintain corporate life insurance policies on key employees.

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RISKS RELATED TO THE OWNERSHIP OF COMMON SHARES

The trading price of our common shares has been, and may continue to be, subject to large fluctuations.

Our outstanding common shares are listed on both the TSX and NASDAQ Global Select Market. The trading price of our common shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of our common shares may also fluctuate significantly, which may result in losses to investors who have acquired or may acquire common shares.

The trading price of our common shares may increase or decrease in response to a number of events and factors, including:

•           low trading volumes;

•           actual or anticipated fluctuations in our results of operations;

•           changes in estimates of our future results of operations by us or securities analysts;

•           announcement of litigation results, technological innovations or new products or services by our licensees;

•           changes affecting the industries to which our patented technologies apply; and

•           other events and factors, including but not limited to the risk factors identified in this MD&A.

In addition, different liquidity levels, volume of trading, currencies and market conditions on the TSX and NASDAQ may result in different prevailing trading prices.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert our management’s attention and resources, which could adversely affect our business. Any adverse determination in litigation against us could also subject us to significant liabilities.

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As a foreign private issuer, we are subject to different United States securities laws and rules than a domestic United States issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer” under applicable United States federal securities laws and, consequently, we are not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and related rules and regulations. As a result, you may not have the same information provided to shareholders of companies that are not foreign private issues. For example, we do not file the same reports that a United States domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers and directors are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers and directors purchase or sell their Common Shares and other securities, as the reporting deadlines under the corresponding Canadian insider reporting requirements may be longer. In addition, as a foreign private issuer we are exempt from the proxy rules under the U.S. Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may lose our foreign private issuer status in the future if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under United States securities laws as a United States domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

The financial reporting obligations of being a public company in the United States are expensive and time consuming, and place significant additional demands on our management.

Prior to our listing on the NASDAQ on June 1, 2011, we were not subject to public company reporting obligations in the United States. The additional obligations of being a public company in the United States require significant additional expenditures and place additional demands on our management. In particular, Section 404 of the United States Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing Section 404, to all of which we will be subject beginning with our fiscal year ending December 31, 2012, require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm. If an independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

An investor may be unable to bring actions or enforce judgments against us and certain of our directors and officers.

Wi-LAN Inc. is incorporated under the laws of Canada, and our principal executive offices are located in Canada. A majority of our directors and officers, and our independent public accounting firm, reside principally outside of the United States and all or a substantial portion of our assets and the assets of these persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on us or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against those persons or us.

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Our actual financial results may vary from our publicly disclosed forecasts.

Our actual financial results may vary from our publicly disclosed forecasts and these variations could be material and adverse. We periodically provide guidance on future financial results. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors that are beyond our control and which may not turn out to be correct. Although we believe that the assumptions underlying our guidance and other forward-looking statements are reasonable when we make such statements, actual results could be materially different. Our financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors and elsewhere in this MD&A. [Also see “Forward-Looking Statements”.] If our actual results vary from our announced guidance, the price of our common shares may decline, and such a decline could be substantial. Except as required under applicable securities legislation, we do not undertake to update any guidance or other forward-looking information we may provide, whether as a result of new information, future events or otherwise.

We believe that we are not currently a passive foreign investment company (a “PFIC”) for United States federal income tax purposes, but this factual determination is made annually and could change in the future.

Based in part on our current operations and financial projections, we do not expect that we would be classified as a PFIC for United States federal income tax purposes for our 2011 fiscal year. An annual determination will, however, need to be made as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. We cannot, therefore, assure holders of our common shares that we will not be a PFIC for our current taxable year or any future taxable year. A non-United States corporation will generally be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our common shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash raised in our recent bought deal financings. If we were to be treated as a PFIC for any taxable year, certain adverse United States federal income tax consequences could apply to United States holders of our common shares.

United States holders of our common shares are urged to consult their tax advisors with respect to the United States federal, state, local and non- United States tax consequences of the acquisition, ownership, and disposition of their common shares as may be applicable to their particular circumstances.

The acquisition of, investment in and disposition of our common shares has tax consequences.

Prospective investors should be aware that the acquisition, holding and/or disposition of our common shares has tax consequences both in the United States and Canada that are not described in this MD&A.  Purchasers should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of our common shares as may be applicable to their particular circumstances.

2011 First Quarter Financial Results	41

Substantial future sales of our common shares by existing shareholders, or the perception that such sales may occur, could cause the market price of our common shares price to decline, even if our business is doing well.

If our existing shareholders, particularly our directors and executive officers, sell substantial amounts of our common shares in the public market, or are perceived by the public market as intending to sell substantial amounts of our common shares, the trading price of our common shares could decline. As at June 3, 2011, we have 122,414,758 outstanding common shares, all of which are freely tradable, without restriction, in the public market, subject to our regular blackout periods and applicable laws relating to insider trading, of which approximately 2,900,000 common shares are held by our directors and executive officers at June 3, 2011.

In addition, fully vested options to purchase up to approximately 1,300,000 common shares are held by our directors and executive officers at June 3, 2011, and additional options to purchase common shares continue to vest in accordance with the terms of those options. All such common shares would be freely tradable upon issue, without restriction, in the public market, subject to our regular blackout periods and applicable laws relating to insider trading.

If any of these common shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common shares could decline.

We may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to us.

We may need to raise additional funds through public or private debt or equity financings in order to:

•	fund ongoing operations, including patent litigations;
•	take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;
•	develop new products; or
•	respond to competitive pressures.

Any additional capital raised through the sale of equity will dilute the percentage ownership of each shareholder in our common shares and such dilution may be significant. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of our business. Furthermore, additional financing may not be available on terms favourable to us, or at all. A failure to obtain additional financing could prevent us from making expenditures that may be required to grow or maintain our operations.

Our management has broad discretion over the use of the net proceeds from our recent bought deal financings and will have broad discretion over the use of proceeds from any financing we may complete in the future. If we do not use the proceeds effectively to develop and grow our business, an investment in our common shares could suffer.

Our management has broad discretion in how it uses the net proceeds received by us from any offering, including our bought deal offerings closed in December 2010 and February 2011, and there can be no assurance that such proceeds will be used efficiently or effectively. We may spend these proceeds in ways that do not increase our operating results or market value, which would adversely affect our business, results of operations and financial condition. Pending their use, we may invest the net proceeds from any offering, including our recent bought deal offerings, in a manner that does not produce income or that loses value.

2011 First Quarter Financial Results	42

Further, if we do not restrict our investment of a sufficient portion of the net proceeds from the sale of our common shares, pending their use, to investments that are not “investment securities” within the meaning of the United States Investment Company Act of 1940, we may inadvertently become subject to regulation as an investment company under that statute. If such an event were to occur, the consequences to us would be material and adverse.

Certain Canadian laws could delay or deter a change of control.

The Investment Canada Act (Canada) subjects an acquisition of control of Wi-LAN Inc. by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a certain threshold amount. A reviewable acquisition may not proceed unless the relevant Minister of Canada’s federal government is satisfied that the investment is likely to be a net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their common shares.

Our authorized capital permits our directors to issue preferred shares which may prevent a takeover by a third party.

Our authorized share capital consists of issue an unlimited number of common shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. There are no special preferred shares or preferred shares outstanding. Our Board has the authority to issue preferred shares and determine the price, designation, rights, preferences, privileges, restrictions and conditions, including dividend rights, of these shares without any further vote or action by shareholders. The rights of the holders of our common shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that may be issued in the future. Our ability to issue preferred shares could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition.

2011 First Quarter Financial Results	43

Financial Statements

2011 First Quarter Financial Results	44

Wi-LAN Inc.
Consolidated Statement of Operations
(Unaudited)
(in thousands of United States dollars, except per share amounts)

	Three months ended	Three months ended
	March 31, 2011	March 31,2010

Revenues
Royalties	$26,345	$13,427
Brokerage	-	2,448
	$26,345	$15,875

Operating expenses
Patent licensing	860	2,132
Litigation	11,366	3,847
Research and development	1,289	871
General and administration	2,258	1,710
Foreign exchange gain	(2,149)	(179)
Stock-based compensation	686	618
Depreciation and amortization	5,120	5,056
Total operating expenses	19,430	14,055
Investment income	317	159
Earnings before income taxes	7,232	1,979

Provision for (recovery of) income tax expense (Note 4)
Current	1,007	835
Deferred	(13,574)	-
	(12,567)	835
Net earnings	19,799	1,144

Other comprehensive income:
Cumulative translation adjustment	9,830	7,901
Net earnings and comprehensive income	$9,969	$9,045

Earnings per share (Note 7(g))
Basic	$0.17	$0.01
Diluted	$0.17	$0.01

Weighted average number of common shares
Basic	117,081,518	102,122,809
Diluted	119,875,722	103,603,458

See accompanying notes to consolidated financial statements

2011 First Quarter Financial Results	45

Wi-LAN Inc.
Consolidated Balance Sheets
(Unaudited)
(in thousands of United States dollars)

As at	March 31, 2011	December 31, 2010
Current assets
Cash and cash equivalents	$165,398	$82,636
Short-term investments	27,487	26,971
Accounts receivable (Note 8)	2,996	2,238
Prepaid expenses and deposits	490	213
Deferred tax asset (Note 4)	27,665	-
	224,036	112,058

Furniture and equipment, net	962	568
Patents and other intangibles, net	118,986	126,069
Goodwill	12,623	13,522
	$356,607	$252,217

Current liabilities
Accounts payable and accrued liabilities (Note 6)	$14,198	$11,804
Current portion of patent finance obligations (Note 5)	2,639	-
	16,837	11,804

Patent finance obligations (Note 5)	6,646	-
Deferred tax liability (Note 4)	9,463	-
Liabilities	32,946	11,804

Commitments and contingencies (Note 9)

Shareholders' equity
Common shares (Note 7(c))	432,440	355,709
Additional paid-in capital (Note 7(d))	13,442	13,786
Accumulated other comprehensive income	16,225	26,055
Deficit	(138,446)	(155,137)
	323,661	240,413
	$356,607	$252,217

See accompanying notes to consolidated financial statements

2011 First Quarter Financial Results	46

Wi-LAN Inc.
Consolidated Statements of Cash Flow
(Unaudited)
(in thousands of United States dollars)

	Three months ended	Three months ended
	March 31, 2011	March 31,2010
Cash generated from (used in)
Operations
Net earnings	$19,799	$1,144
Non-cash items
Stock-based compensation	686	618
Depreciation and amortization	5,120	5,056
Deferred income tax recovery	(13,574)	-
Foreign exchange gain on cash held in foreign currency	(633)	-
	11,398	6,818
Change in non-cash working capital balances
Accounts receivable	(758)	77
Prepaid expenses and deposits	(277)	(251)
Accounts payable and accrued liabilities	627	(1,751)
Cash generated from operations	10,990	4,892
Financing
Proceeds on sale of common shares, net	72,035	-
Dividends paid	(1,299)	-
Common shares issued for cash on the exercise of options	2,106	411
Cash generated from financing	72,842	411
Investing
Purchase of short-term investments	(516)	(4,734)
Purchase of furniture and equipment	(508)	(112)
Purchase of patents	(679)	(3,099)
Cash used in investing	(1,703)	(7,945)
Foreign exchange gain on cash held in foreign currency	633	2,514

Net cash and cash equivalents generated in the period	82,762	(129)
Cash and cash equivalents, beginning of period	82,636	69,232
Cash and cash equivalents, end of period	$165,398	$69,103

See accompanying notes to consolidated financial statements

2011 First Quarter Financial Results	47

Wi-LAN Inc.
Consolidated Statement of Shareholders' Equity
(Unaudited)
(in thousands of United States dollars)

	Share Capital	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2010	$355,709	$13,786	$26,055	$(155,137)	$240,413

Comprehensive earnings:
Net earnings	-	-	-	19,799	19,799
Net impact of change in functional currency on non monetary items	-	-	(9,830)	-	(9,830)
Shares issued:
Stock-based Compensation Expense	-	686	-	-	686
Exercise of Stock Options (Note 6(c))	2,106	-	-	-	2,106
Exercise of stock options reclassed from additional paid-in capital (Note 7(c))	1,072	(1,072)	-	-	-
January 2011 Short Form Prospectus, net of issuance costs (Note 7(c))	72,035	-	-	-	72,035
Tax benefit related to share issuance costs	1,518	-	-	-	1,518
Expense related to RSUs issued on surrender of options	-	42	-	-	42
Dividends declared	-	-	-	(3,108)	(3,108)
Balance - March 31, 2011	$432,440	$13,442	$16,225	$(138,446)	$323,661

See accompanying notes to consolidated financial statements

2011 First Quarter Financial Results	48

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.     NATURE OF BUSINESS
WiLAN develops, acquires, and licenses a range of intellectual property that drives products in communications and consumer electronics markets. The Company has licensed patents to companies that sell products utilizing the following technologies: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Mesh, multi-mode wireless, Bluetooth and V-Chip.

2.     BASIS OF PRESENTATION
Effective January 1, 2011, the Company has changed its primary basis of accounting to U.S. generally accepted accounting principles (“GAAP”) from Canadian GAAP. The Company made the change to U.S. GAAP as a result of the Company's listing on the NASDAQ Global Select Market (“US Listing”) and to facilitate comparisons with its industry peers, all of whom are listed in the U.S. and file financial statements prepared in accordance with U.S. GAAP. Previously, the Company prepared its interim and Audited Financial Statements in accordance with Canadian GAAP and included a reconciliation to U.S. GAAP in note 19 to the Audited Financial Statements.

The consolidated interim financial statements of WiLAN include the accounts of WiLAN and its subsidiaries and have been prepared in accordance with U.S. GAAP and applicable Securities and Exchange Commission (“SEC”) regulations for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the twelve months ended December 31, 2010 and the accompanying notes as amended on April 27, 2011 filed with the Canadian securities regulators and with the SEC in the Company’s registration statement on Form 40-F. All inter-company transactions and balances have been eliminated.

3.     SIGNIFICANT ACCOUNTING POLICIES
These consolidated interim financial statements have been prepared following the same accounting policies disclosed in the Company’s audited consolidated financial statements for the twelve months ended December 31, 2010 as amended on April 27, 2011 filed with the Canadian securities regulators and with the SEC in the Company’s registration statement on Form 40-F except as follows:

Effective January 1, 2011, the Company determined that its functional currency has changed from the Canadian dollar to the U.S. dollar. Concurrent with this change in functional currency, the Company adopted the U.S. dollar as its reporting currency.

For presentation purposes, the change was effected for prior periods using the current rate method as follows: assets and liabilities were translated into U.S. dollars at the prevailing exchange rates at each balance sheet date; revenues and expenses were translated at the average exchange rates prevailing during each reporting period; and equity transactions were translated at the prevailing historical exchange rate at each transaction date. Adjustments resulting from the translations are included in the cumulative translation adjustments in shareholders’ equity and totaled $26,055 at December 31, 2010. The change in functional currency resulted in a reduction in the net book value of the Company’s non-current assets of $9,830 (net of the deferred tax impact of $3,110) which has been applied to the Company’s Cumulative Translation Adjustment.

Adoption of accounting pronouncements
In 2009, the Emerging Issues Task Force (the “EITF”) reached final consensus under Accounting Standards Update (“ASU”) No. 2009-13 (Topic 605) on the issue related to revenue arrangements with multiple deliverables. This guidance eliminates the residual method of allocating arrangement consideration in arrangement involving multiple deliverables This guidance is effective for the Company’s revenue arrangements entered into or materially modified on or after January 1, 2011. The Company adopted this guidance in the first quarter of 2011 and the adoption did not have a material impact to the Company’s consolidated financial statements.

2011 First Quarter Financial Results	49

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

In 2010 the EITF issued ASU No. 2010-13 (Topic 718) to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity.  The Company adopted this guidance in the first quarter of 2011 and the adoption did not have a material impact to the Company’s consolidated financial statements.

4.     TAXES
For the three months ended March 31, 2011, the Company recorded a tax recovery of $12,567 on income before income taxes of $7,232. The current tax provision is $1,007 which relates to foreign taxes withheld on revenues received from companies in foreign tax jurisdictions for which there is no treaty relief. The deferred tax recovery is $13,574 largely attributable to the reversal of the Company's valuation allowance that was applied against the deferred tax assets comprised of the Company's tax loss carryforwards and Scientific Research and Experimental Development credits. The reversal of the valuation allowance and recognition of the deferred tax asset was based on management's assigned probabilities to the Company’s expected future taxable income based on significant risk factors, sensitivity analysis and the timing of non-capital tax loss utilization. There is a valuation allowance of $4,069 as at March 31, 2011 (December 31, 2010 - $14,616) with respect to capital losses and US net operating losses.

2011 First Quarter Financial Results	50

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

5.     PATENT FINANCE OBLIGATION
On January 27, 2011, the Company acquired certain patents for future considerations while entering into a licensing agreement with the same counter-party.

The Company has accounted for the monetary transaction at the estimated fair value of $9,964 based on the discounted quarterly payment stream of $688 and an effective interest rate of 4.75%. The current and long term portion of this obligation is reflected as follows:

	As at March 31, 2011	As at December 31, 2010
Patent finance obligation, due December 27, 2014	$9,285	$-
Current portion	(2,639)	-
	$6,646	$-

Imputed interest expense of $118 was recorded for the three months ended March 31, 2011 (three months ended March 31, 2010 - nil).

Principal repayments over the next five years are expected to be as follows:

2011	$1,639
2012	$2,429
2013	$2,547
2014	$2,670
2015 and thereafter	$-

6.      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at March 31, 2011	As at December 31, 2010
Trade payables	$4,815	$2,805
Accrued compensation	2,054	2,606
Accrued litigation	6,085	3,482
Accrued other	1,244	2,911
	$14,198	$11,804

2011 First Quarter Financial Results	51

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

7.     SHARE CAPITAL
a)     Authorized
Unlimited number of common shares.

6,350.9 special preferred, redeemable, retractable, non-voting shares.

An unlimited number of preferred shares, issuable in series.

b)     Issued and Outstanding
The issued and outstanding common shares of WiLAN, along with equity instruments convertible into common shares, are as follows:

	As at March 31, 2011	As at December 31, 2010
Common shares	122,064,308	109,722,975
Securities convertible into common shares
Stock options	8,207,384	6,843,217
Deferred stock units (DSUs)	71,809	68,809
	130,343,501	116,635,001

As at March 31, 2011, no preferred shares or special preferred shares were issued or outstanding.

c)    Common Shares

	Number	Amount
Common shares outstanding as at December 31, 2010	109,722,925	$355,709
Issued on exercise of stock options	941,333	2,106
Issued on financing	11,400,000	72,035
Transfer from contributed surplus on exercise of options	-	1,072
Tax benefit related to share issuance costs	-	1,518
Common shares outstanding as at March 31, 2011	122,064,308	$432,440

During the three months ended March 31, 2011, the Company raised net proceeds of $72,035 (Cdn $71,145) (gross proceeds of $76,181 or Cdn $75,240) through the sale of 11,400,000 common shares by way of short form prospectus. The financing was priced at $6.68 per common share (Cdn $6.60 per common share).

d)    Stock Options
During the three months ended March 31, 2011, pursuant to the Company’s stock option plan, the Company granted 2,325,500 stock options at an exercise price of Cdn $5.52. The options have a six year life and vest over three years. There were no options granted during the three months ended March 31, 2010.

2011 First Quarter Financial Results	52

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company uses the Black-Scholes model for estimating the fair value of options granted, with the following weighted average assumptions:

March 31, 2011
Risk free interest rate	2.3%
Volatility	57%
Expected option life (in years)	3.0
Dividend yield	0.7%

The weighted average fair value per option granted during the three months ended March 31, 2011 was Cdn $2.53.

During the three months ended March 31, 2011, 20,667 stock options were cancelled as they related to former employees.

Stock-based compensation expense for the three months ended March 31, 2011 was $686 (three months ended March 31, 2010 - $618).

e)     Deferred Stock Units
The Company has a Deferred Stock Unit (“DSU”) plan as a tool to assist in the retention of selected employees and directors and to help conserve the Company’s cash position. Under the DSU plan, DSUs may be awarded and will become due when the conditions of retention have been met and employment terminated or completed. The value of each DSU is determined in reference to the Company’s common share price, and the DSU value is payable in either cash or shares at the Company’s option. In order to conserve cash, the Company has settled DSUs in shares since April 20, 2006.

DSUs issued and outstanding as at March 31, 2011 were 71,809 (December 31, 2010 – 68,808). The liability recorded in respect of the outstanding DSUs was $439 as at March 31, 2011 (December 31, 2010 - $448). The liability is recorded as compensation expense.

During the three months ended March 31, 2011, 1,636 DSUs were granted to certain directors in lieu of cash for their quarterly fees for the period ended December 31, 2010.

f)     Restricted Share Units
The Company implemented a Restricted Share Unit (“RSU”) plan for certain employees and directors in January 2007. Under the RSU plan, units are settled in cash based on the market value of WiLAN’s common shares on the dates when the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

During the three months ended March 31, 2011, the Company granted 342,750 RSUs and settled 154,040 RSUs. RSUs outstanding as at March 31, 2011 were 650,830. The liability recorded in respect of the outstanding RSUs was $890 as at March 31, 2011 (December 31, 2010 - $1,567). The liability is recorded as compensation expense.

2011 First Quarter Financial Results	53

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

g)    Per Share Amounts
The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation for the three month period ended were:

	March 31,2011	March 31, 2010
Basic weighted average common shares outstanding	117,081,518	102,122,809
Effect of stock options	2,794,202	1,480,649
Diluted weighted average common shares outstanding	119,875,720	103,603,458

8.     FINANCIAL INSTRUMENTS
The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

Credit risk
Credit risk is the risk of financial loss to the Company if a licensee or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and forward foreign exchange contracts.

The Company’s cash, cash equivalents and short-term investments consist primarily of deposit investments that are held only with Canadian chartered banks. Management does not expect any counter-parties to fail to meet their obligations.

The Company's exposure to credit risk with its accounts receivable from licensees is influenced mainly by the individual characteristics of each licensee. The Company’s licensees are for the most part, manufacturers and distributors of telecommunications and consumer electronics products primarily located in the United States, Canada, Taiwan, Korea, Japan, and China. Credit risk from accounts receivable encompasses the default risk of the Company’s licensees. The Company manages its exposure to credit risk by only working with companies management considers reputable. Prior to entering into licensing agreements with new licensees the Company assesses the risk of default associated with the particular company. In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each licensee and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue. The Company has had no significant bad debts for any periods presented.

Management does not believe that there is significant credit risk arising from any of the Company's licensees for which revenue has been recognized. However, should one of the Company's major licensees be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At March 31, 2011, three licensees account for 10% or more of total accounts receivable (December 31, 2010 – two).

2011 First Quarter Financial Results	54

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Financial assets past due
The following table provides information regarding the aging and collectability of the Company’s accounts receivable balances as at March 31, 2011:

Not past due	$1,969
Past due 1 - 30 days	647
Past due 31 - 60 days	121
Past due 61 - 90 days	233
Over 91 days past due	31
Less allowance for doubtful accounts	(5)
Total accounts receivable	$2,996

The definition of items that are past due is determined by reference to terms agreed with individual licensees. As at the date of this report, June 3, 2011, approximately $638 of past due amounts have been collected. None of the amounts outstanding have been challenged by the respective licensees and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At March 31, 2011, the Company had a provision for doubtful accounts of $5 (December 31, 2010 - $5) which was made against accounts receivable where collection efforts to date have been unsuccessful.

Fair values
The Corporation believes that the carrying values of its financial instruments approximate their fair values because of: the short terms to maturity in the case of cash and cash equivalents, short-term investments, accounts receivable, accounts payable.  Financial liabilities related to the patent finance obligation was classified as a loan and recorded at inception using a discount rate of 4.75% which, due to its proximity to quarter-end, management considers to be the risk adjusted interest rate at March 31, 2011. The preliminary valuation of the patent is subject to finalization. The Company does not have any financial assets that are required to be re-measured at fair value at each balance sheet date

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

At March 31, 2011, the Company had cash and cash equivalents and short-term investments of $192,885 and accounts receivable of $2,996 available to meet its obligations.

2011 First Quarter Financial Results	55

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Market risk
Market risk is the risk to the Company that the fair value of future cash flows from its financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues in foreign currencies.

Interest rate risk
The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and short-term investments. The Company’s objectives of managing its cash and cash equivalents and short-term investments are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents into short-term investments, the Company only places investments with Canadian chartered banks and ensures that access to the amounts placed can be obtained on short-notice.

Currency risk
A significant amount of WiLAN’s revenues and operating expenses are denominated in US dollars. Because the Company reports its financial performance in US dollars, WiLAN’s operating results are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar. Any decrease in the value of the Canadian dollar relative to the US dollar has an unfavourable impact on Canadian denominated revenues and a favourable impact on Canadian denominated operating expenses. Recently, increases in the value of the Canadian dollar relative to the US dollar have had a negative impact on WiLAN’s Canadian dollar denominated operating expenses. Approximately 50% of the Company’s cash and cash equivalents and short term investments are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar. The recent increases in the value of the Canadian dollar relative to the US dollar have had a positive impact on WiLAN’s Canadian dollar denominated cash and cash equivalents and short term investments.

The Company may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies. To the extent that WiLAN engages in risk management activities related to foreign exchange rates, it may be subject to credit risks associated with the counterparties with whom it contracts.

The Company’s objective in obtaining forward foreign exchange contracts is to manage its risk and exposure to currency rate fluctuations related primarily to future cash inflows and outflows of US dollars and secures the Company’s profitability on anticipated future cash flows. The Company does not use forward foreign exchange contracts for speculative or trading purposes.

2011 First Quarter Financial Results	56

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

9.     COMMITMENTS AND CONTINGENCIES
a)     Litigation
The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, WiLAN has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. The significant legal proceedings in which the Company is involved are summarized below.

In September 2002, WiLAN, its former Chairman and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two statements of claim alleging the defendants are liable for failing to deliver certain share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that it has defences to these claims and does not believe that it will ultimately be found liable. WiLAN is defending these actions, has filed a statement of defence and has also filed a counterclaim against the claimants. To date, it has not been determined if legal liability exists, and accordingly, no provision has been made in the Company’s financial statements.

b)    Operating lease
The Company has a commitment for future minimum annual operating lease payments totaling approximately $608 over the next five years.

c)    Other
As partial consideration for patents acquired in September 2007, the Company agreed to future additional payments, not to exceed US$4,000, contingent upon the ongoing enforceability of the patents and based on revenues produced from licensing or selling the patents. To date, there have been no licensing revenues produced from these patents and no amounts have been accrued to this counterparty in respect of this commitment.

In certain of WiLAN’s patent infringement litigations, WiLAN has been represented by the law firm of McKool Smith (“McKools”). Pursuant to WiLAN’s engagement with McKools, in consideration for a discount on fees, WiLAN has agreed to pay McKools a success fee based on achieving certain minimum financial measures. Upon achieving these financial measures, McKools will be entitled to receive a percentage of the proceeds actually received from these litigations up to a maximum of $28,000. Pursuant to the license agreements and settlements relating to these litigations signed to date, WiLAN expects to collect proceeds from these litigations over the next six years. Accordingly, the success fee will be paid over six years. To date, no amounts have been accrued with respect to the success fee as it is not yet estimable.

10.   RESTRUCTURING CHARGES
Included in accrued liabilities are restructuring costs of nil as at March 31, 2011 ($158 as at December 31, 2010). During the period, the Company completed the remaining payments related to the workforce reduction undertaken in July 2010.

2011 First Quarter Financial Results	57

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

11.   SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended March 31, 2011	Three months ended March 31, 2010
Net interest received in cash	$147	$433
Taxes paid	787	987
Patents acquired under deferred financing arrangement	9,285	1,000

12.   CAPITAL DISCLOSURES
The Company considers share capital and accumulated paid-in capital as capital. The Company’s objectives when managing its capital structure are to provide sufficient capital to protect the Company’s patent and license portfolio, through litigation if necessary, and to support the Company’s Technology Acquisition Program, which provides for the acquisition of additional patents when the appropriate opportunities are available and such acquisitions fit the Company’s strategic direction in communications and consumer electronics markets. The Company has no externally imposed capital restrictions.

The Company’s officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The Board is responsible for overseeing this process.

Methods used by the Company to manage its capital include the issuance of new share capital, dividends and a normal course issuer bid as when determined appropriate.

The Company’s capital management objectives have remained unchanged over the periods presented.

2011 First Quarter Financial Results	58

Wi-LAN Inc.
11 Holland Avenue, Suite 608
Ottawa, ON Canada
K1Y 4S1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com